  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 11, 1998.

                                                     REGISTRATION NO. 333-48959
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                            AMENDMENT NO. 2 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           GUARANTY BANCSHARES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           TEXAS                      6711                   75-1656431
      (STATE OR OTHER           (PRIMARY STANDARD         (I.R.S. EMPLOYER
       JURISDICTION                INDUSTRIAL            IDENTIFICATION NO.)
    OF INCORPORATION OR        CLASSIFICATION CODE
       ORGANIZATION)                 NUMBER)

                                                    DEVRY GARRETT
                                                   GENERAL COUNSEL
           100 WEST ARKANSAS                      100 WEST ARKANSAS
      MOUNT PLEASANT, TEXAS 75456            MOUNT PLEASANT, TEXAS 75456
            (903) 572-9881                         (903) 572-9881
   (ADDRESS, INCLUDING ZIP CODE, AND     (NAME, ADDRESS, INCLUDING ZIP CODE,
           TELEPHONE NUMBER,                        AND TELEPHONE
 INCLUDING AREA CODE, OF REGISTRANT'S   NUMBER, INCLUDING AREA CODE, OF AGENT
     PRINCIPAL EXECUTIVE OFFICES)                   FOR SERVICE)

                               ----------------


                                  COPIES TO:

      WILLIAM T. LUEDKE IV, ESQ.             HERBERT H. DAVIS, III, ESQ.
     BRACEWELL & PATTERSON, L.L.P.         ROTHGERBER JOHNSON & LYONS LLP
    2900 SOUTH TOWER PENNZOIL PLACE               ONE TABOR CENTER
       HOUSTON, TEXAS 77002-2781         1200 SEVENTEENTH STREET, SUITE 3000
                                             DENVER, COLORADO 80202-5839

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE      AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
       REGISTERED          REGISTERED    PER SHARE(1)     PRICE(1)        FEE(2)
-----------------------------------------------------------------------------------
Common Stock, $1.00 par
 value..................    350,000         $15.25       $5,337,500       $1,617
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.
(2) The registration fee has been previously paid.

                               ----------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 11, 1998

PROSPECTUS
                                 350,000 SHARES


                 [GUARANTY BANCSHARES, INC. LOGO APPEARS HERE]
                           GUARANTY BANCSHARES, INC.

                                  COMMON STOCK

                                 -------------

  All 350,000 shares of Common Stock (the "Common Stock") offered hereby (the "Offering") are being sold by Guaranty Bancshares, Inc. (the "Company"). Prior to the Offering, there has been no established public market for the Common Stock. The initial public offering price will be determined by negotiations between the Company and Hoefer & Arnett, Incorporated (the "Underwriter"). It is estimated that the initial public offering price will be in the range of $13.25 to $15.25 per share. See "Underwriting." The shares of Common Stock have been approved for quotation on The Nasdaq Stock Market's National Market ("Nasdaq/National Market") under the symbol "GNTY."

  The Company intends to use the proceeds of the Offering to redeem its outstanding preferred stock and for general working capital purposes, including the support of anticipated balance sheet growth. See "Use of Proceeds."

  THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

  SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 -------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                        UNDERWRITING PROCEEDS TO
                                        PRICE TO PUBLIC DISCOUNT(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share..............................       $             $            $
--------------------------------------------------------------------------------
Total..................................      $              $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting offering expenses payable by the Company, estimated at $250,000.

  The shares of Common Stock to be distributed to the public are offered by the Underwriter, subject to prior sale, when, as and if received and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made against payment therefor in Dallas, Texas on or about
               , 1998.

                                 -------------

                                HOEFER & ARNETT
                                  INCORPORATED

                  The date of this Prospectus is        , 1998

                            [MAP OF TEXAS LOCATIONS]




IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ/NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE MARKET PRICE OF THE COMMON STOCK, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary does not purport to be complete, and is qualified in its entirety by reference to the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, all share and per share information has been adjusted to give effect to a seven for one common stock split effected in the form of a stock dividend issued to shareholders of record as of March 24, 1998.

                                  THE COMPANY

  Guaranty Bancshares, Inc. (the "Company") is a bank holding company headquartered in Mount Pleasant, Texas, which is located in Northeast Texas. The Company derives substantially all of its revenue and income from the operation of its bank subsidiary, Guaranty Bank (the "Bank"), a Texas state bank with seven banking offices located in the Texas communities of Mount Pleasant (two offices), Bogata, Deport, Paris, Talco and Texarkana. The Company was formed in 1980 as a holding company for the Bank, which was chartered in 1913, and for Talco State Bank, which was chartered in 1912 and merged into the Bank in 1997. As of December 31, 1997, the Company had total assets of $244.2 million, gross loans of $157.4 million, total deposits of $223.0 million and total shareholders' equity of $18.3 million. Since 1995, the Company's total assets have grown at an average annual rate of 12.5% and its deposits have grown at a 13.0% average annual rate.

  The Company's primary market lies approximately 130 miles east of the Dallas-Fort Worth metroplex in an area extending from the Company's headquarters in Mount Pleasant, north and west to Paris, Texas and east to Texarkana on the Texas-Arkansas border. Management of the Company believes that the banking market in this portion of Texas is fragmented, with many small community banks and few mid-sized competitors. Management believes that this fragmentation provides the Company with excellent growth opportunities through acquisitions and de novo branches.

  The Company has grown through a combination of internal growth, the acquisition of community banks and the opening of new community banking offices. In 1992, the Company established its Deport location by acquiring certain assets and liabilities of the First National Bank of Deport (the "Deport Bank"). The Deport Bank also had a branch in Paris which the Company acquired. To enhance its expansion in the Paris community, the Company constructed a new facility to serve as its Paris location. In 1993, the Company purchased a commercial bank in Bogata and in 1996, opened a retail banking facility in Mount Pleasant. In 1997, the Company merged Talco State Bank into the Bank and opened a full-service location in Texarkana. Texarkana is the economic center of a trade area encompassing approximately 123,000 people. Management of the Company believes that this trade area provides an opportunity for strong future growth in loans and deposits. The upgrading of Highway 59, a main artery to Texarkana which will serve as a NAFTA highway, is expected to further enhance growth in this area.

  In addition to balance sheet growth, the Company has focused on improving profitability by taking the following initiatives:

  . Improving Net Interest Margin--Management is seeking to gather noninterest-bearing deposits in order to reduce its cost of funds. During 1997, demand deposits grew approximately 20%. Additionally, the Company plans to increase its loan to deposit ratio over time from 70% currently to approximately 75%.

  . Increasing Noninterest Income--Management's increased emphasis on fee-based services has resulted in noninterest income growth in the areas of check cashing, ATM fees, appraisal fees and wire transfer charges. Also, a "free checking" program initiated during 1995 significantly increased deposit totals and thereby created additional fee income from insufficient funds and other charges. Additional sources of revenue include BSC Securities, L.C. ("BSC"), a joint venture with a group of other banks which provides brokerage services, and the Company's Trust Department, which offers a complete line of trust services and held $18.2 million in customer funds at December 31, 1997.

  . Enhancing Technology--The Company has made significant investments in new technologies designed to heighten competitiveness, increase efficiency and improve product delivery and customer service. Enhancements include check imaging, credit file imaging, optical report archival and an automated voice response system. Among other things, the Company is currently exploring an Internet banking platform. Management believes that the Company is a leader in its markets with respect to communications and electronic convenience to its customers.

  . Improving Efficiency--For the year ended December 31, 1997, the Company's efficiency ratio was 71.09%. Management believes that this ratio will improve in the future as the Company's de novo branches mature and begin to realize economies of scale. Technology enhancements and the expected growth in the Texarkana market should also help to increase efficiency.

  The Company adheres to a community banking philosophy focused on servicing and investing in the communities that comprise its market. The Company emphasizes service-oriented, convenient, relationship banking, featuring individualized, quality customer service, extended banking hours and accessible locations. The Company makes a substantial investment in its "human capital" by hiring talented people and training them to satisfy customer needs and develop additional business relationships. Representatives of the Company actively participate in numerous important civic and public service organizations in the Company's communities, enabling them to better ascertain and respond to customer needs and access an active business referral network. Among the Company's officers, there is a substantial historical continuity of service with the Company, which has facilitated the development of long-term customer relationships. The Company endeavors to foster and participate in the success of the community's individuals and businesses by making local loans funded by local core deposits.

  Among the traditional commercial and consumer products and services offered by community banks, the Company has developed an expertise in servicing the needs of the small, community-oriented businesses in its market area. Although the Company is not a participant in the Small Business Administration guaranteed loan program, the Small Business Administration honored the Company as the top rated small business lender in the State of Texas in 1994, 1995 and 1996. The remainder of the Company's loan portfolio is diversified among short-term residential financing, agricultural lending and traditional consumer financing.

  The Bank owns interests in three entities which complement the Company's business: (i) Guaranty Leasing Company ("Guaranty Leasing"), which finances equipment leases and has engaged in certain transactions which have resulted in the recognition of federal income tax losses deductible by the Company, (ii) BSC, which provides brokerage services and (iii) Independent Bank Services, L.C. ("IBS"), which performs compliance, loan review, internal audit and electronic data processing audit functions. See "Risk Factors--Leveraged Leasing Activities" and "The Company--Leveraged Leasing Activities."

  The Company's guiding strategy is to increase shareholder value by providing customers with individualized, responsive, quality service and to augment its existing market share and increase loans and deposits through additional expansion opportunities in Northeast Texas while stressing efficiency and maximizing profitability. The Company believes that by remaining responsive to customer needs and offering new products, the Company can continue to attract customers from and compete effectively with larger financial institutions.

                                  THE OFFERING

Common Stock offered by
 the Company..............  350,000 shares

Common Stock to be
 outstanding after the
 Offering.................  2,898,280 shares

Use of Proceeds...........  The estimated net proceeds of the Offering
                            (approximately $4.4 million assuming an offering price of $14.25 per share, the midpoint of the estimated offering range) will be used to redeem outstanding preferred stock and for general working capital purposes, including the support of anticipated balance sheet growth.

Risk Factors..............  See "Risk Factors" and "Dilution" for a discussion of certain factors that should be considered by each prospective investor.

Nasdaq/National Market
 Symbol...................  "GNTY"

                                       5
8

                      SUMMARY CONSOLIDATED FINANCIAL DATA

  The following summary consolidated financial data of the Company is derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1997      1996      1995      1994      1993
                               --------  --------  --------  --------  --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                  DATA)
INCOME STATEMENT DATA:
Net interest income..........  $  8,817  $  7,932  $  7,876  $  7,188  $  7,096
Provision for loan losses....       355       206       149       298        89
                               --------  --------  --------  --------  --------
Net interest income after
 provision for loan losses...     8,462     7,726     7,727     6,890     7,007
Noninterest income...........     1,657     2,390     1,440     1,582     1,459
Noninterest expense..........     7,446     7,073     6,795     6,700     6,306
                               --------  --------  --------  --------  --------
  Earnings before taxes......     2,673     3,043     2,372     1,772     2,160
Provision for income tax
 expense.....................       273       165       261       245       491
                               --------  --------  --------  --------  --------
Net earnings.................     2,400     2,878     2,111     1,527     1,669
Preferred stock dividend.....        74        74        74        74        74
                               --------  --------  --------  --------  --------
Net earnings available to
 common shareholders.........  $  2,326  $  2,804  $  2,037  $  1,453  $  1,595
                               ========  ========  ========  ========  ========
COMMON SHARE DATA(1):
Net earnings (basic and
 diluted)(2).................  $   0.91  $   1.08  $   0.75  $   0.53  $   0.60
Book value...................      6.84      6.06      5.32      4.69      4.40
Tangible book value..........      6.74      5.95      5.21      4.57      4.27
Cash dividends...............      0.22      0.21      0.19      0.16      0.14
Dividend payout ratio........     24.24%    18.81%    24.79%    29.26%    23.90%
Weighted average common
 shares outstanding (in
 thousands)..................     2,547     2,592     2,724     2,721     2,668
Period end shares outstanding
 (in thousands)..............     2,548     2,545     2,723     2,723     2,711
BALANCE SHEET DATA:
Total assets.................  $244,157  $213,932  $192,935  $187,547  $174,612
Securities...................    58,139    30,382    31,200    30,321    27,666
Loans........................   157,395   139,289   126,287   124,307   116,506
Allowance for loan losses....     1,129     1,055     1,005     1,012     1,078
Total deposits...............   222,961   194,855   174,717   170,884   158,873
Total common shareholders'
 equity......................    17,426    15,423    14,499    12,782    11,917
AVERAGE BALANCE SHEET DATA:
Total assets.................  $228,782  $203,056  $190,782  $180,648  $172,225
Securities...................    50,089    29,520    30,770    26,030    29,761
Loans........................   146,061   132,400   124,209   121,078   109,940
Allowance for loan losses....     1,070     1,029       968     1,067     1,113
Total deposits...............   208,401   183,896   172,964   164,250   157,449
Total common shareholders'
 equity......................    16,508    15,164    13,861    12,559    11,329
PERFORMANCE RATIOS:
Return on average assets.....      1.05%     1.42%     1.11%     0.85%     0.97%
Return on average common
 equity......................     14.09     18.49     14.70     11.57     14.08
Net interest margin..........      4.24      4.32      4.59      4.41      4.57
Efficiency ratio(3)..........     71.09     68.52     72.94     76.40     73.71

                                             (Table continued on following page)

                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                              -------------------------------------------------
                                1997      1996      1995       1994      1993
                              --------  --------  ---------  --------  --------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSET QUALITY RATIOS(4):
Nonperforming assets to
 total loans and other real
 estate.....................      1.22%     1.49%      1.58%     2.67%     2.53%
Net loan charge-offs to
 average loans..............      0.19      0.12       0.13      0.30      0.12
Allowance for loan losses to
 total loans................      0.72      0.76       0.80      0.81      0.93
Allowance for loan losses to
 nonperforming loans(5).....     92.85     93.12     100.60     45.28     76.24
CAPITAL RATIOS(4):
Leverage ratio..............      7.87%     7.87%      7.88%     7.35%     7.20%
Average shareholders' equity
 to average total assets....      7.58      7.88       7.70      7.41      7.06
Tier 1 risk-based capital
 ratio......................     11.16     11.07      12.11     11.13     10.90
Total risk-based capital
 ratio......................     11.86     11.80      12.92     11.98     11.85

--------
(1) Adjusted for a seven for one stock split.
(2) Net earnings per share is based upon the weighted average number of common shares outstanding during the period. The Company has no dilutive potential common shares.
(3) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.
(4) At period end, except net loan charge-offs to average loans and average shareholders' equity to average total assets.
(5) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

             RECENT UNAUDITED SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected historical data for the Company for the periods indicated. The selected financial data as of and for the periods ended March 31, 1998 and 1997 are unaudited. In the opinion of management of the Company, the information presented reflects all adjustments (consisting only of normal recurring adjustments) considered to be necessary for fair presentation of the results of such periods. The information set forth below should be read in conjunction with the financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the years ended December 31, 1997, 1996, and 1995 included elsewhere in this Prospectus. The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the future operations of the Company.

                                                       AS OF AND FOR THE
                                                      THREE MONTHS ENDED
                                                           MARCH 31,
                                                    --------------------------
                                                       1998           1997
                                                    -----------    -----------
                                                    (DOLLARS IN THOUSANDS,
                                                    EXCEPT PER SHARE DATA)
                                                          (UNAUDITED)
INCOME STATEMENT DATA:
Net interest income................................ $     2,923(1) $     1,983
Provision for loan losses..........................         370(2)          20
Noninterest income.................................         488            386
Noninterest expense................................       2,026          1,836
Earnings before taxes..............................       1,015            513
Provision for income tax expense...................         295             75
Net earnings.......................................         720            438
 Net earnings per share (3)........................        0.28           0.17
 Weighted average common shares outstanding (in
  thousands).......................................       2,548          2,548
PERFORMANCE RATIOS:
Return on average assets...........................        1.17%          0.80%
Return on average common equity....................       16.05          11.14
Net interest margin................................        5.19           3.96
Efficiency ratio (4)...............................       59.40          77.50
BALANCE SHEET DATA:
Total assets.......................................    $247,488       $222,706
Securities.........................................      52,580         52,072
Loans..............................................     161,567        139,382
Allowance for loan losses..........................       1,494          1,057
Total deposits.....................................     225,158        203,247
Total common shareholders' equity..................      18,153         15,848
Book value per share...............................        7.12           6.22
ASSET QUALITY RATIOS:
Nonperforming assets to total loans and other real
 estate............................................        0.44%          2.32%
Allowance for loan losses to nonperforming loans
 (5)...............................................      162.75          45.19

--------

(1) Includes a gain of $674,000 on the sale of mortgage loans in March of 1998.

(2) In response to a 15.9% increase in loans, management elected to increase the allowance for loan losses through a provision for loan losses of $330,000 in addition to a scheduled $20,000 increase.

(3) Net earnings per share is based upon the weighted average number of common shares outstanding during the period. The Company has no dilutive potential common shares.

(4) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.

(5) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

  Net earnings for the three months ended March 31, 1998 were $720,000 or $0.28 per share compared to $438,000 or $0.17 per share for the three months ended March 31, 1997, an increase of 64.4%. While aided by an increase in net interest margin, the improvement in net earnings was primarily the result of a gain on the sale of $1.9 million in principal amount of mortgage loans that were originally purchased in 1992 at a discount from the Resolution Trust Corporation. In March of 1998, the Company sold the mortgage loans at par, which resulted in a gain of $444,000, net of $230,000 in taxes expensed as a result of the sale. The Company did not have a gain from the sale of loans in the first quarter of 1997. The gain on the sale of the loans in 1998 was partially offset by an increase in the provision for loan losses from $20,000 in the first quarter of 1997 to $370,000 in the first quarter of 1998 primarily as the result of a $22,185,000 or 15.9% increase in loans during the same time period. Accordingly, after giving effect to these transactions, core earnings for the period were $606,000 or $0.24 per share for the first quarter of 1998 compared to $438,000 or $0.17 per share for the first quarter of 1997, a 38.4% increase.

  The Company's net interest margin increased from 3.96% for the first quarter of 1997 to 5.19% in the first quarter of 1998. This increase is primarily attributable to the discount recorded on the sale of loans and the increase in loans over the period. Deposits increased $21,911,000 or 10.8% from March 31, 1997 to March 31, 1998. The ratio of nonperforming assets to total loans and other real estate was 0.44% as of March 31, 1998, a significant improvement over 2.32% at March 31, 1997. This improvement was due to a reduction in past due loans and nonaccrual loans for the comparative time periods.

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves certain risks. In addition to the other information contained or incorporated by reference herein, the following factors should be considered carefully in evaluating the Company before purchasing the Common Stock offered hereby. Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "will," "should," "projected," "contemplated" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following factors could cause actual experience to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

LEVERAGED LEASING ACTIVITIES

  Through Guaranty Leasing, the Company has invested in several equipment leasing transactions through TransCapital Corporation ("TransCapital") and its related entities that involve a structure sometimes referred to as "lease strips" or "stripping transactions." These transactions create federal income tax losses deductible by the Company, and largely as a result of these tax benefits, the Company's effective federal income tax rates in 1997, 1996 and 1995 were 10.21%, 5.42% and 11.00%, respectively. The anticipated tax benefits related to the leasing transactions begin to diminish in 1999 and will not be available after 2001. As a result, the Company may be unable to achieve the net income levels generated in years in which these benefits were available. From time to time the Internal Revenue Service (the "Service") has challenged the allocations of income, deductions and other types of tax treatment recorded by companies engaged in these transactions. The Service has initiated an examination of the TransCapital transactions, including the Company's lease investments. The Company believes that it has correctly reported these transactions for tax purposes and that it has obtained appropriate legal, accounting and appraisal opinions and authority to support its positions. If the Service does successfully redetermine the Company's tax liability, the adjustments may have a significant, adverse effect on the Company. The aggregate amount of tax benefits related to the leveraged leasing transactions through December 31, 1997 was approximately $3,350,000. See "The Company-- Leveraged Leasing Activities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Income Taxes."

DILUTION OF COMMON STOCK

  Investors purchasing shares of Common Stock in the Offering will incur immediate dilution of approximately 47.7% in their investment, in that the tangible book value of the Company after the Offering will be approximately $7.45 compared with an assumed initial public offering price of $14.25 per share. The Company has implemented the 1998 Stock Option Plan (the "1998 Plan"). While no options have yet been granted under the 1998 Plan, in the event that options are granted and then exercised at per share prices less than per share tangible book value at the time of such exercise, further dilution to shareholders will occur. See "Dilution."

CONCENTRATION OF OWNERSHIP

  After the consummation of the Offering, the executive officers and directors of the Company will beneficially own 50.76% of the outstanding shares of Common Stock. Accordingly, these executive officers and directors will be able to influence, to a significant extent, the outcome of all matters required to be submitted to the Company's shareholders for approval, including decisions relating to the election of directors of the Company, the determination of day-to-day corporate and management policies of the Company and other significant corporate transactions. See "Management," "Principal Shareholders" and "Description of Securities of the Company."

DEPENDENCE ON KEY PERSONNEL

  The Company and the Bank are dependent on certain key personnel including Arthur B. Scharlach, Jr., who is considered to be important to the success of the Company. The unexpected loss of Mr. Scharlach or other members of senior management could have an adverse effect on the Company and the Bank. The Company has obtained "key man" life insurance on Mr. Scharlach.

EXPOSURE TO LOCAL ECONOMIC CONDITIONS

  The Company's success is dependent to a significant extent upon economic conditions in Texas in general and in Northeast Texas in particular, including inflation, recession, unemployment and other factors beyond the Company's control. During the mid 1980s, severely depressed oil and gas and real estate prices materially and adversely affected the Texas and Northeast Texas economies, causing recession and unemployment in the region and resulting in excess vacancies in the local real estate market. Since 1987, the Texas and Northeast Texas economies have improved in part due to their expansion into non-energy related industries. As the Texas and Northeast Texas economies have diversified away from the energy industry, however, they have become more susceptible to adverse effects resulting from recession in the national economy. Economic recession over a prolonged period or other economic dislocation in Texas and Northeast Texas could cause increases in nonperforming assets, thereby causing operating losses, impairing liquidity and eroding capital. There can be no assurance that future adverse changes in the Texas and Northeast Texas economies would not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

INTEREST RATE RISK

  The Company's earnings depend to a great extent on "rate differentials," which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company's control, including general economic conditions and the policies of various governmental and regulatory authorities. Increases in the discount rate by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") usually lead to rising interest rates, which affect the Company's interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Interest Rate Sensitivity and Liquidity."

NO PRIOR TRADING MARKET; NO GUARANTEE OF LIQUID MARKET

  Prior to the Offering, there has been no public market for the shares of Common Stock. The shares of Common Stock have been approved for quotation on the Nasdaq/National Market under the symbol "GNTY." The Underwriter has advised the Company that it intends to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company, the Underwriter nor any market maker has any control.

SHARES AVAILABLE FOR FUTURE SALE

  The Company will have 2,898,280 shares of Common Stock outstanding after the Offering. The Company, its executive officers and directors and certain shareholders (who collectively will own 50.76% of the outstanding shares of Common Stock after the consummation of the Offering) have agreed with the Underwriter not to offer, sell, contract to sell or otherwise dispose of any of their shares of Common Stock for a period of 120 days after the date of this Prospectus without the permission of the Underwriter. The currently outstanding shares of

Common Stock which are not subject to such agreement are held by approximately 359 shareholders of record, and all of such shares will be freely tradable in accordance with Rule 144(k) under the Securities Act. In addition, all of the shares of Common Stock sold in the Offering will generally be freely tradable under the Securities Act. No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of a substantial number of such shares in the future, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Management" and "Principal Shareholders."

RESTRICTIONS ON ABILITY TO PAY DIVIDENDS

  While the Company has paid cash dividends on the Common Stock since 1980, there is no assurance that the Company will pay dividends on the Common Stock in the future. The declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

  The Company's principal source of funds to pay dividends on the shares of Common Stock will be cash dividends that the Company receives from the Bank. The payment of dividends by the Bank to the Company is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. As of December 31, 1997, an aggregate of approximately $10.5 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. See "Supervision and Regulation--The Bank."

  The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be "undercapitalized" as defined by statute. In addition, the relevant federal regulatory agencies also have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of the Bank. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Supervision and Regulation."

DETERMINATION OF MARKET PRICE AND POSSIBLE VOLATILITY OF STOCK PRICE

  The initial public offering price of the shares of Common Stock was determined by negotiations between the Company and the Underwriter and does not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Underwriter believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration was given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Underwriting" for information relating to the method of determining the initial public offering price. The stock market has from time to time experienced price and volume volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded and may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

POSSIBLE ANTI-TAKEOVER PROVISIONS

  The Company's Articles of Incorporation and Bylaws contain certain provisions which may delay, discourage or prevent an attempted acquisition or change of control of the Company. These provisions include: (i) a Board of Directors classified into three classes of directors with the directors of each class having staggered, three-year terms, (ii) a provision that any special meeting of shareholders of the Company may be called only by a majority of the Board of Directors, the Chairman of the Board, the President, or the holders of at least 50% of the shares entitled to vote on the matter and that any action required or permitted to be taken by the Company's shareholders may not be effected by consent in writing, (iii) a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at an annual or special meeting of shareholders and (iv) a provision that denies shareholders the right to amend the Bylaws of the Company. The Company's Articles of Incorporation provide for noncumulative voting for directors and authorize the Board of Directors of the Company to issue shares of preferred stock of the Company, $5.00 par value per share, without shareholder approval and upon such terms as the Board of Directors may determine. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in the Company. In addition, certain provisions of Texas law, including a recently enacted provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of the Company. See "Supervision and Regulation," "Description of Securities of the Company-- Preferred Stock," and "--Texas Law and Certain Provisions of the Articles of Incorporation and Bylaws."

SUPERVISION AND REGULATION

  Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal and state regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Federal Reserve Board. The Bank, as a Texas state banking association, is subject to regulation and supervision by the Texas Banking Department and, as a result of the insurance of its deposits, by the Federal Deposit Insurance Corporation ("FDIC"). These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors. The Company and the Bank are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could adversely affect the business and operations of the Company and the Bank in the future. See "Supervision and Regulation."

  The Federal Reserve Board has adopted a policy that requires a bank holding company such as the Company to serve as a source of financial strength to its banking subsidiaries. The Federal Reserve Board has required bank holding companies to contribute cash to their troubled bank subsidiaries based upon this "source of strength" policy, which could have the effect of decreasing funds available for distributions to shareholders. In addition, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary. See "Supervision and Regulation."

COMPETITION

  The banking business is highly competitive, and the profitability of the Company depends principally upon the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other nonfinancial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of such competitors may have greater financial and other resources than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. Although the Company has been able to compete effectively in the past, no assurances may be given that the Company will continue to be able to compete effectively in the future. Various legislative acts in recent years have led to increased competition among financial institutions. There can be no assurance that the United States Congress or the Texas legislature will not enact legislation that may further increase competitive pressures on the Company. Competition from both financial and nonfinancial institutions is expected to continue. See "The Company--Competition."

REGULATION OF CONTROL

  Individuals, alone, or acting in concert with others, seeking to acquire 10% or more of any class of voting securities of the Company must comply with the Change in Bank Control Act, which requires the prior approval of the Federal Reserve Board for any such acquisition. Entities seeking to acquire 5% or more of any class of voting securities of, or otherwise to control, the Company must obtain the prior approval of the Federal Reserve Board under the BHCA. Accordingly, prospective investors need to be aware of and to comply with these requirements, if applicable, in connection with any purchase of shares of the Common Stock offered hereby.

                                  THE COMPANY

GENERAL

  The Company was incorporated as a business corporation under the laws of the State of Texas in 1980 to serve as a holding company for the Bank, which was chartered in 1913, and for Talco State Bank, which was chartered in 1912 and merged into the Bank in 1997. The Company's headquarters are located at 100 West Arkansas, Mount Pleasant, Texas 75455, and its telephone number is (903) 572-9881.

  The Company has grown through a combination of internal growth, the acquisition of community banks and the opening of new community banking offices. In 1992, the Company established its Deport location by acquiring certain assets and liabilities of the Deport Bank. The Deport Bank also had a branch in Paris which the Company acquired. To enhance its expansion into the Paris community, the Company constructed a new facility to serve as its Paris location. In 1993, the Company purchased a commercial bank in Bogata and in 1996, opened a second retail-service banking facility in Mount Pleasant. In 1997, the Company merged Talco State Bank into the Bank and opened a full-service location in Texarkana. Texarkana is the center of a trade area encompassing approximately 123,000 people. Management of the Company believes that this trade area provides an opportunity for strong future growth in loans and deposits. The upgrading of Highway 59, a main artery to Texarkana which will serve as a NAFTA highway, is expected to further enhance growth in this area.

  The Bank owns interests in three entities which complement the Company's business: (i) Guaranty Leasing, which finances equipment leases and has engaged in certain transactions which have resulted in the recognition of federal income tax losses deductible by the Company, (ii) BSC, which provides brokerage services and (iii) IBS, which performs compliance, loan reserve, internal audit and electronic data processing audit functions. See "Risk Factors--Leveraged Leasing Activities" and "--Leveraged Leasing Activities."

BUSINESS

  The Company's guiding strategy is to increase shareholder value by providing customers with individualized, responsive, quality service and to augment its existing market share and increase loans and deposits through additional expansion opportunities in Northeast Texas, while stressing efficiency and maximizing profitability. In furtherance of this objective, the Company has employed the following operating strategies.

  Community Banking. The Company believes that it has developed a reputation of being a premier provider of financial services to small- and medium-sized businesses, professionals and individuals in Northeast Texas. The Company's reputation for providing personal, professional and dependable service is very marketable in communities located in this area. Each of the Company's full-service branch locations is administered by a location President who has banking skills which complement the particular local economy, whether it is based on agriculture, industry and commerce or professional services. Decisions regarding loans are made on-site in a timely manner. Indicative of the Company's community banking expertise, the Small Business Administration honored the Company as the top rated small business lender in the State of Texas in 1994, 1995 and 1996, even though the Company did not participate in the Small Business Administration guaranteed loan program. Management believes it can compete favorably with super-regional and interstate banks in its communities on the basis of personal service, product diversity and delivery.

  Strong Core Growth. In recent years, the Company has increased its market share in each of the communities in which it maintains a full-service banking facility. In its principal location of Mount Pleasant, the Company has increased its market share of financial institution deposits from 43.0% in 1996 to 50.0% in 1997. Although the Company's current share of the Paris market is relatively low, deposits at the Paris location grew 77.6% in 1996 and 86.1% in 1997. The Company is well known in its geographic area as a result of its longevity and reputation for service. The Company intends to grow by continuing to seek strategic acquisitions and branching opportunities.

  Technology. The Company has embraced technological change as a way to remain competitive, manage operational costs associated with growth and offer superior products to its customers. Recent investments in technology include check imaging, credit file imaging, optical report archival and an automated voice response system. Currently, the Company is evaluating several additional enhancements that will improve its ability to deliver information internally to improve productivity and externally to provide convenience and responsiveness to its growing customer base. Such enhancements include high-speed wireless communications between all locations combining data and voice traffic, and an end-user Internet banking product providing current account information, electronic bill and note payment, on-line account reconciliation and internal transfers. Management believes that the Company is a leader in its markets with respect to communications and electronic convenience to its customers.

  Continuity and Quality of Management. The Company makes a substantial investment in its "human capital" by hiring talented people and training them to satisfy customer needs and develop additional business relationships. The Company's two senior officers have been with the Company since 1969 and 1970, respectively, and another senior officer recently retired after 53 years of continuous service but continues as a director. This historical continuity of service has facilitated the development and maintenance of long-term customer relationships. The Company's employees focus on retaining existing customers, expanding those relationships and acquiring new customers, all of which requires excellence in three areas: service, sales and operations. Management of the Company believes that superior service inspires customer loyalty and gives the Company a competitive advantage. The Company profiles every customer with a view toward matching the right product or service with the customer's financial needs. The Company focuses on behind-the-scenes operations that will have a positive impact on both the bottom line and the Company's ongoing ability to deliver extraordinary sales and service.

  Marketing. Management believes that the Company is one of the most respected financial institutions in its market areas. The Company's primary external goal is to maintain and enhance its public image as a top quality financial institution. Reputation and public confidence in the Company are extremely important. Everyone associated with the Company is expected to protect its integrity, image and reputation. To help maintain the Company's reputation and public image, the staff continues to be heavily involved in community affairs, including civic clubs, industrial development, donations and volunteer work. The Company places strong emphasis on coordinating the efforts between marketing campaigns and employee training. Market research, with the support of the Company's customer information system, enables the Company to continue to broaden existing products and relationships and market new products to better serve its customers. These products include a full-service Trust Department, in-house brokerage service, loans and deposit accounts. New products such as Internet banking and debit cards are expected to be implemented in 1998.

  Competitive Products. The Company recognizes that its competition is not only banks, but brokerage houses, insurance companies, subsidized credit unions and various other competitors, and in order to thrive it must be competitive in the products that it offers. The Company offers a wide variety of loan products at competitive terms, including a full range of commercial loan products to small and medium-sized businesses, which include term loans, lines of credit, fixed asset loans and working capital loans. The Company also offers consumers a full range of loan products including automobile loans, home improvement loans, personal loans and mortgage loans. The Company also has a wide variety of deposit products, including a Premier money market account that pays a rate competitive with most brokerage investment accounts and has been very attractive to customers. This product, coupled with certificates of deposit, NOW accounts, savings accounts, free checking and overdraft protection, gives the customer a complete complement of deposit products at competitive rates.

  Additional Revenue Sources. In order to provide service to its customers and to augment revenues, the Company offers brokerage and trust services. BSC is a full-service brokerage company that offers a complete array of investment options including stocks, bonds, mutual funds, financial and retirement planning, tax advantaged investments and asset allocations. BSC offers securities through Pershing Securities, the largest independent securities clearing firm in the industry. BSC is licensed and regulated through the National

Association of Securities Dealers, the Securities and Exchange Commission and various state and federal banking authorities. The Company's Trust Department offers complete trust services, including estate administration, custodial services and asset management. The Company believes that an aging affluent population will foster an increase in the need for professional estate administration services. The maturing of the baby boomer generation is creating a market for asset management services. Management believes that there is an opportunity for growth in the Trust Department because of the Company's strong presence in its markets and the limited amount of competition for trust services. Growth in trust assets and corresponding management fees will result from expanding estate administration, traditional trust services, asset management services and custodial services in the Company's markets.

  Operating Efficiencies. In order to control overhead expenses, the Company seeks to provide a full range of services as effectively as possible. Through BSC the Company is able to provide its customers with full brokerage services without having to carry the entire cost itself. Similarly, the Company enjoys the compliance, loan review, internal audit and electronic data processing audit functions provided by IBS on a shared cost basis with a group of other banks participating in this arrangement. The Company has spent the last six years and considerable revenue expanding its market and improving the delivery of its financial products, which has resulted in a higher than desired efficiency ratio. Beginning with the acquisition of the Deport Bank in 1992, the Company has added four locations. As a result, it has taken longer for the Company to achieve the desired economies of scale, but with its growth rate, those economies are beginning to be realized, and the efficiency ratio is expected to show declining trends in the future. The Company has the support staff and related fixed asset investments to accommodate additional growth and enjoy additional economies of scale.

FACILITIES

  The Company conducts business at seven banking locations, two of which are located in Mount Pleasant and the others located in the Texas communities of Bogata, Deport, Paris, Talco and Texarkana. The Company's headquarters are located at 100 West Arkansas in Mount Pleasant in a two story office building. The Company owns all of its locations. The following table sets forth specific information on each of the Company's locations.

                                                               DEPOSITS AT
      LOCATION                                              DECEMBER 31, 1997
      --------                                            ----------------------
                                                          (DOLLARS IN THOUSANDS)
      Bogata.............................................        $ 12,520
      Deport.............................................           9,019
      Mount Pleasant-Downtown............................         146,212
      Mount Pleasant-South...............................           2,125
      Paris..............................................          33,499
      Talco..............................................          15,784
      Texarkana(1).......................................           3,802

--------
(1) Opened for business in August of 1997. This location is currently housed in a temporary facility. The permanent structure is under construction and is expected to be completed in August of 1998.

COMPETITION

  The banking business is highly competitive, and the profitability of the Company depends principally on the Company's ability to compete in the market areas in which its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other nonfinancial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. The Company has been able to compete effectively with other financial institutions by emphasizing customer service, technology and local office decision-making; by establishing long-term customer relationships and building customer loyalty; and by providing products and services designed to address the specific needs of its customers. See "Risk Factors--Competition."

LEVERAGED LEASING ACTIVITIES

  In a series of transactions in 1992, 1994 and 1995, Guaranty Leasing acquired limited partnership interests in certain partnerships (collectively, the "Partnerships" or individually, a "Partnership") engaged in the equipment leasing business. The investments were structured by TransCapital through various subsidiaries and controlled partnerships, and a TransCapital partnership owns a 10% interest in Guaranty Leasing.

  Generally, in each of the transactions the Partnership became the lessee of equipment from an equipment owner (pursuant to a sale and leaseback transaction) and the sublessor of the equipment to the equipment user. Each of the Partnerships receives note payments from the equipment owner under a purchase money note given to purchase the equipment from the Partnerships. The Partnerships make lease payments to the equipment owners under a master lease of the equipment. In most instances, payments under the purchase money notes equal lease payments under the master lease. Rental payments from the equipment used under the equipment subleases were sold in advance subject to existing liens for purchase of the equipment.

  The Partnerships generally show a tax loss while the master lease/sublease structure is in place, primarily because deductions for rentals paid under the master lease exceed taxable interest under the purchase money note. Consequently, Guaranty Leasing has reported tax losses as a result of its investments in the Partnerships. The Service has notified the Company that it has commenced an administrative proceeding to examine the Partnerships in which Guaranty Leasing invested. The Company believes that it has correctly reported these transactions for tax purposes and that it has obtained appropriate legal, accounting and appraisal opinions and authority to support its positions. If the Service does successfully redetermine the Company's tax liability, the adjustments may have a significant adverse effect on the Company. See "Risk Factors--Leveraged Leasing Activities."

EMPLOYEES

  As of December 31, 1997, the Company had 121 full-time employees, 49 of whom were officers of the Bank. The Company provides medical and hospitalization insurance to its full-time employees. The Company considers its relations with employees to be excellent.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offering (assuming an initial public offering price of $14.25 per share, the midpoint of the estimated offering range), after deducting the underwriting discount and estimated expenses, are estimated to be approximately $4.4 million.

  In order to eliminate the non-deductible dividend costs related to its 165,456 shares of Series A 9% Preferred Stock ("Preferred Stock"), the Company intends to use a portion of the net proceeds to redeem all of such shares for their per share liquidation value plus declared but unpaid dividends immediately after completion of the Offering. Assuming the Preferred Stock is redeemed on June 30, 1998, the redemption price will be $864,507. The Company estimates that $230,115 of this amount will be paid to holders of Preferred Stock who are executive officers and directors of the Company. The Preferred Stock was issued in 1990. Dividends on the Preferred Stock are payable semi-annually and are calculated based on the $5.00 par value of such shares which is also the liquidation value. Dividends on the Preferred Stock are not cumulative, and the Company is prohibited from paying any dividends on its Common Stock until a dividend is declared and paid with respect to the Preferred Stock. The holders of Preferred Stock have no voting rights. The Preferred Stock may be redeemed, in whole or in part, at $5.00 per share together with all declared and unpaid dividends per share.

  The remaining net proceeds will be used for general working capital purposes including support of anticipated balance sheet growth in the Company's current markets, particularly in Texarkana, and for possible future market expansions and acquisitions.

  Pending the application of the net proceeds, the Company intends to invest such proceeds in short-term, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States of America.

                                DIVIDEND POLICY

  Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. While the Company has declared dividends on its Common Stock since 1980 and currently pays semi-annual dividends aggregating $0.22 per share per annum, there is no assurance that the Company will continue to pay dividends in the future. The Board of Directors intends to continue to pay a cash dividend on the Common Stock.

  For a foreseeable period of time, the principal source of cash revenues to the Company will be dividends paid by the Bank with respect to the Bank's capital stock. There are certain restrictions on the payment of such dividends imposed by federal and state banking laws, regulations and authorities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Supervision and Regulation--The Bank."

  In the future, the declaration and payment of dividends on the Common Stock will depend upon the earnings and financial condition of the Company, liquidity and capital requirements, the general economic and regulatory climate, the Company's ability to service any equity or debt obligations senior to the Common Stock and other factors deemed relevant by the Company's Board of Directors. See "Supervision and Regulation" and "Description of Securities of the Company." As of December 31, 1997, an aggregate of approximately $10.5 million was available for payment of dividends by the Bank to the Company under applicable restrictions, without regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of the Bank to pay dividends to the Company if such limits were deemed appropriate to preserve certain capital adequacy requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources" and "Supervision and Regulation."

                                   DILUTION

  As of December 31, 1997, the tangible book value of the Common Stock was $6.74 per share. "Tangible book value per share" represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 350,000 shares of Common Stock offered hereby (after deducting underwriting discount and other estimated offering expenses to be paid by the Company), the pro forma tangible book value of the Company as of December 31, 1997 would have been $7.45 per share. This represents an immediate increase in net tangible book value of $0.71 per share to current shareholders and an immediate dilution of $6.80 per share to new investors. The following table illustrates this per share dilution.

      Assumed price to public (the midpoint of the estimated offering range).......................................................... $14.25
      Tangible book value per share before Offering....................   6.74
      Increase per share attributable to new investors.................   0.71
                                                                        ------
      Pro forma tangible book value per share after Offering...........   7.45
                                                                        ------
      Dilution to new investors........................................ $ 6.80
                                                                        ======

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to give effect to (i) the sale by the Company of 350,000 shares of Common Stock offered hereby, at a per share price of $14.25 (the midpoint of the estimated offering range), less underwriting discounts and other estimated offering expenses and (ii) the redemption of the Series A Preferred Stock by the Company. See "Use of Proceeds."

                                                             DECEMBER 31, 1997
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                                (DOLLARS IN
                                                                THOUSANDS)
Shareholders' Equity:
  Preferred Stock, $5.00 par value; 15,000,000 shares
   authorized; 165,456 shares designated Series A 9%
   Preferred Stock, all of which are issued and
   outstanding, none of which are outstanding as adjusted.. $   827   $   --
                                                            -------   -------
  Common Stock, $1.00 par value; 50,000,000 shares
   authorized; 2,548,280 shares issued and outstanding,
   2,898,280 shares issued and outstanding as adjusted.....   2,548     2,898
  Additional capital.......................................   5,396     9,469
  Retained earnings........................................   9,240     9,240
  Net unrealized appreciation of available-for-sale
   securities, net of deferred taxes of $124,000...........     242       242
                                                            -------   -------
    Total common shareholders' equity...................... $17,426   $21,849
                                                            -------   -------
    Total shareholders' equity............................. $18,253   $21,849
                                                            =======   =======

                NATURE OF THE TRADING MARKET AND MARKET PRICES

  Prior to the Offering, there has been no public market for the shares of Common Stock and there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. The Underwriter has advised the Company that it intends to make a market in the Common Stock as long as the volume of trading activity in the Common Stock and certain other market making conditions justify doing so. Nonetheless, there can be no assurance that an active public market will develop or be sustained after the Offering or that if such a market develops, investors in the Common Stock will be able to resell their shares at or above the initial public offering price. Making a market involves maintaining bid and asked quotations for the Common Stock and being available as principal to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of the Common Stock at any given time, which presence is dependent upon the individual decisions of investors over which neither the Company, the Underwriter nor any market maker has any control. See "Risk Factors--No Prior Trading Market; No Guarantee of Liquid Market."

  The initial public offering price of the shares of Common Stock will be determined by negotiations between the Company and the Underwriter and does not necessarily bear any relationship to the Company's book value, past operating results, financial condition or other established criteria of value and may not be indicative of the market price of the Common Stock after the Offering. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Underwriter believe to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration was given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made. See "Underwriting" for information relating to the method of determining the initial public offering price. The shares of Common Stock have been approved for quotation on the Nasdaq/National Market under the symbol "GNTY."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the five years ended December 31, 1997 are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants.


                                AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1997      1996      1995      1994      1993
                               --------  --------  --------  --------  --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                  DATA)
INCOME STATEMENT DATA:
Interest income..............  $ 17,009  $ 14,851  $ 14,248  $ 11,658  $ 11,306
Interest expense.............     8,192     6,919     6,372     4,470     4,210
                               --------  --------  --------  --------  --------
  Net interest income........     8,817     7,932     7,876     7,188     7,096
Provision for loan losses....       355       206       149       298        89
  Net interest income after
   provision for loan losses.     8,462     7,726     7,727     6,890     7,007
Noninterest income...........     1,657     2,390     1,440     1,582     1,459
Noninterest expense..........     7,446     7,073     6,795     6,700     6,306
                               --------  --------  --------  --------  --------
  Earnings before taxes......     2,673     3,043     2,372     1,772     2,160
Provision for income tax
 expense.....................       273       165       261       245       491
                               --------  --------  --------  --------  --------
Net earnings.................     2,400     2,878     2,111     1,527     1,669
Preferred stock dividend.....        74        74        74        74        74
                               --------  --------  --------  --------  --------
Net earnings available to
 common shareholders.........  $  2,326  $  2,804  $  2,037  $  1,453  $  1,595
                               ========  ========  ========  ========  ========
COMMON SHARE DATA(1):
Net earnings (basic and
 diluted)(2).................  $   0.91  $   1.08  $   0.75  $   0.53  $   0.60
Book value...................      6.84      6.06      5.32      4.69      4.40
Tangible book value..........      6.74      5.95      5.21      4.57      4.27
Cash dividends...............      0.22      0.21      0.19      0.16      0.14
Dividend payout ratio........     24.24%    18.81%    24.79%    29.26%    23.90%
Weighted average common
 shares outstanding (in
 thousands)..................     2,547     2,592     2,724     2,721     2,668
Period end shares outstanding
 (in thousands)..............     2,548     2,545     2,725     2,723     2,711
BALANCE SHEET DATA:
Total assets.................  $244,157  $213,932  $192,935  $187,547  $174,612
Securities...................    58,139    30,382    31,200    30,321    27,666
Loans........................   157,395   139,289   126,287   124,307   116,506
Allowance for loan losses....     1,129     1,055     1,005     1,012     1,078
Total deposits...............   222,961   194,855   174,717   170,884   158,873
Total common shareholders'
 equity......................    17,426    15,423    14,499    12,782    11,917
AVERAGE BALANCE SHEET DATA:
Total assets.................  $228,782  $203,056  $190,782  $180,648  $172,225
Securities...................    50,089    29,520    30,770    26,030    29,761
Loans........................   146,061   132,400   124,209   121,078   109,940
Allowance for loan losses....     1,070     1,029       968     1,067     1,113
Total deposits...............   208,401   183,896   172,964   164,250   157,449
Total common shareholders'
 equity......................    16,508    15,164    13,861    12,559    11,329

                                            (Table continued on following page)

                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                              -------------------------------------------------
                                1997      1996      1995       1994      1993
                              --------  --------  ---------  --------  --------
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
PERFORMANCE RATIOS:
Return on average assets....      1.05%     1.42%      1.11%     0.85%     0.97%
Return on average common
 equity.....................     14.09     18.49      14.70     11.57     14.08
Net interest margin.........      4.24      4.32       4.59      4.41      4.57
Efficiency ratio(3).........     71.09     68.52      72.94     76.40     73.71
ASSET QUALITY RATIOS(4):
Nonperforming assets to
 total loans and other real
 estate.....................      1.22%     1.49%      1.58%     2.67%     2.53%
Net loan charge-offs to
 average loans..............      0.19      0.12       0.13      0.30      0.12
Allowance for loan losses to
 total loans................      0.72      0.76       0.80      0.81      0.93
Allowance for loan losses to
 nonperforming loans(5).....     92.85     93.12     100.60     45.28     76.24
CAPITAL RATIOS(4):
Leverage ratio..............      7.87%     7.87%      7.88%     7.35%     7.20%
Average shareholders' equity
 to average total assets....      7.58      7.88       7.70      7.41      7.06
Tier 1 risk-based capital
 ratio......................     11.16     11.07      12.11     11.13     10.90
Total risk-based capital
 ratio......................     11.86     11.80      12.92     11.98     11.85

--------
(1) Adjusted for a seven for one stock split.
(2) Net earnings per share is based upon the weighted average number of common shares outstanding during the period. The Company has no dilutive potential common shares.
(3) Calculated by dividing total noninterest expenses, excluding securities losses, by net interest income plus noninterest income.
(4) At period end, except net loan charge-offs to average loans and average shareholders' equity to average total assets.
(5) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company analyzes the major elements of the Company's balance sheets and statements of earnings. This section should be read in conjunction with the Company's financial statements and accompanying notes and other detailed information appearing elsewhere in this Prospectus.

             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

OVERVIEW

  Net earnings available to common shareholders from 1996 to 1997 showed a $344,000 or 17.4% increase, excluding a one-time gain of $822,000 in 1996 from the proceeds of a key man life insurance policy, which has been excluded from the calculations contained in this paragraph. Net earnings available to common shareholders were $2.3 million, $2.0 million and $2.0 million for the years ended December 31, 1997, 1996 and 1995, respectively, and net earnings per common share were $0.91, $0.76 and $0.75 for these same periods. The increase in net earnings from 1996 to 1997 was primarily the result of an increase in net interest income from $7.9 million to $8.8 million, offset in part by a larger provision for loan losses and increased noninterest expense. Earnings were relatively flat from 1995 to 1996. The Company posted returns on average assets of 1.05%, 1.01% and 1.11% and returns on average common equity of 14.09%, 13.07% and 14.70%, for the years ended 1997, 1996 and 1995, respectively.

  Total assets at December 31, 1997, 1996 and 1995, were $244.2 million, $213.9 million, and $192.9 million, respectively. Total deposits at December 31, 1997, 1996 and 1995 were $223.0 million, $194.9 million, and $174.7 million, respectively. Deposits increased by $20.1 million or 11.5% in 1996 and by $28.1 million or 14.4% in 1997. These increases were primarily attributable to growth generated by the free checking campaign initiated by the Company in 1995 and the development of the Premier money market account in 1996. At December 31, 1997, investment securities totaled $58.1 million, an increase of $27.8 million or 91.4% from December 31, 1996. This increase was primarily attributable to the investment of the growth in deposit funds. Common shareholders' equity was $17.4 million, $15.4 million and $14.5 million at December 31, 1997, 1996, and 1995, respectively, with the increases resulting primarily from earnings retention.

RESULTS OF OPERATIONS

 Net Interest Income

  Net interest income is the difference between income earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. The net yield on total interest-earning assets, also referred to as interest rate margin or net interest margin, represents net interest income divided by average interest-earning assets. The Company's principal interest-earning assets are loans, investment securities and federal funds sold.

  Net interest income was $8.8 million in 1997 compared to $7.9 million in 1996, an increase of $885,000 or 11.2%. The additional income resulted from an increase in average interest-earning assets of $24.6 million in 1997 over 1996, versus an increase in average interest-bearing liabilities of $21.5 million during the same period. A decrease in the net interest margin to 4.24% in 1997 from 4.32% in 1996 partially offset the increase.


  Total interest income was $17.0 million in 1997, an increase of $2.2 million or 14.5% over 1996. The increase resulted primarily from growth in average loans of $13.7 million or 10.3% and growth in average investment securities of $20.1 million or 69.7%, which contributed $1.2 million and $1.3 million, respectively, to the increase in total interest income in 1997 over 1996. These volume increases were augmented slightly by higher yields on both loans and investment securities, contributing $77,000 and $50,000, respectively, to the 1997 increase in total interest income. The higher yield on investment securities resulted in part from the Company repositioning its assets within its investment policy guidelines into higher yielding U.S. Government securities and mortgage-backed securities. U.S. Government securities increased from $8.9 million in 1996 to

$20.5 million in 1997 and mortgage-backed securities increased from $5.7 million in 1996 to $20.7 million in 1997. In this repositioning of interest-earning assets, the Company also decreased federal funds sold from $18.2 million to $7.7 million, causing a decrease in federal funds interest income of $233,000. The Company also decreased its interest-earning deposits in other financial institutions from $7.1 million to zero.

  Total interest expense in 1997 was $1.3 million or 18.4% higher in 1997 than in 1996 due to several factors. Average balances in NOW, savings and money market accounts increased by $8.1 million or 16.8% in 1997 over 1996, primarily from growth in the Premier money market account. This increase contributed $267,000 to the increase in total interest expense in 1997 over 1996. Rates paid on NOW, savings and money market accounts also increased by 25 basis points to 3.52% in 1997 from 3.27% in 1996, contributing $143,000 to the increase in total interest expense. In addition, average time deposit balances increased to $114.6 million in 1997 from $101.1 million in 1996, an increase of $13.5 million or 13.4%, and rates paid on such deposits increased by 15 basis points to 5.40% in 1997 from 5.25% in 1996. These increases contributed $710,000 and $170,000, respectively, to the 1997 increase in total interest expense.

  Net interest income remained relatively steady in 1996 compared to 1995, showing a $56,000 increase. The increase resulted from a growth in interest-earning assets of $11.8 million in 1996 over 1995, versus an increase in average interest-bearing liabilities of $7.5 million during the same period. Loans increased $13.0 million from $126.3 million to $139.3 million, and despite a 22 basis point decrease in the yield on these loans, interest income on loans increased $456,000. Federal funds sold increased from $10.6 million in 1995 to $18.2 million in 1996, resulting in an increase in federal funds interest income of $162,000. Total interest income increased from $14.2 million in 1995 to $14.9 million in 1996.

  Interest expense increased from $6.4 million in 1995 to $6.9 million in 1996. This increase of $547,000 was caused by an increase in interest-bearing liabilities of $17.1 million and a 14 basis point increase in cost of funds from 4.48% in 1995 to 4.62% in 1996. The Company's net interest margin declined from 4.59% in 1995 to 4.32% in 1996.

  The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the tables as loans carrying a zero yield.

                                                         YEARS ENDED DECEMBER 31,
                          --------------------------------------------------------------------------------------
                                      1997                         1996                         1995
                          ---------------------------- ---------------------------- ----------------------------
                            AVERAGE   INTEREST AVERAGE   AVERAGE   INTEREST AVERAGE   AVERAGE   INTEREST AVERAGE
                          OUTSTANDING EARNED/  YIELD/  OUTSTANDING EARNED/  YIELD/  OUTSTANDING EARNED/  YIELD/
                            BALANCE     PAID    RATE     BALANCE     PAID    RATE     BALANCE     PAID    RATE
                          ----------- -------- ------- ----------- -------- ------- ----------- -------- -------
                                                          (DOLLARS IN THOUSANDS)
ASSETS
Interest-earning assets:
 Loans:
 Commercial and
  industrial............   $ 39,975    $3,411   8.53%   $ 36,938    $3,183    8.62%  $ 39,918    $3,535    8.86%
 Real estate-mortgage
  and construction......     84,570     7,478   8.84      73,476     6,287    8.56     63,756     5,701    8.94
 Installment and other..     21,516     2,116   9.83      21,986     2,233   10.16     20,535     2,007    9.77
 Fees on loans..........         --        46     --          --        58      --         --        62      --
 Securities.............     50,089     3,247   6.48      29,520     1,882    6.38     30,770     1,894    6.16
 Federal funds sold.....      9,470       520   5.49      14,451       753    5.21      9,915       591    5.96
 Interest-bearing
  deposits in other
  financial
  institutions..........      2,554       191   7.48       7,212       455    6.31      6,877       458    6.66
                           --------    ------   ----    --------    ------   -----   --------    ------   -----
 Total interest-earning
  assets................    208,174    17,009   8.17%    183,583    14,851    8.09%   171,771    14,248    8.29%
                                       ------   ----                ------   -----               ------   -----
Less allowance for loan
 losses.................     (1,070)                      (1,029)                        (968)
                           --------                     --------                     --------
 Total interest-earning
  assets, net of
  allowance.............    207,104                      182,554                      170,803
Non-earning assets:
 Cash and due from
  banks.................      8,228                        7,838                        7,421
 Premises and equipment.      6,199                        5,552                        4,975
 Interest receivable and
  other assets..........      6,361                        6,165                        6,301
 Other real estate
  owned.................        890                          947                        1,282
                           --------                     --------                     --------
 Total assets...........   $228,782                     $203,056                     $190,782
                           ========                     ========                     ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Interest-bearing
 liabilities:
 NOW, savings, and money
  market accounts.......   $ 56,636    $1,994   3.52%   $ 48,497    $1,584    3.27%  $ 43,041    $1,332    3.09%
 Time deposits..........    114,596     6,185   5.40     101,059     5,305    5.25     98,644     4,971    5.04
                           --------    ------   ----    --------    ------   -----   --------    ------   -----
 Total interest-bearing
  deposits..............    171,232     8,179   4.78     149,556     6,889    4.61    141,685     6,303    4.45
 Other borrowed funds...        168        13   7.74         319        30    9.40        682        69   10.12
                           --------    ------   ----    --------    ------   -----   --------    ------   -----
 Total interest-bearing
  liabilities...........    171,400     8,192   4.78%    149,875     6,919    4.62%   142,367     6,372    4.48%
                                       ------   ----                ------   -----               ------   -----
Noninterest-bearing
 liabilities:
 Demand deposits........     37,169                       34,340                       31,279
 Accrued interest, taxes
  and other liabilities.      2,878                        2,850                        2,448
                           --------                     --------                     --------
 Total liabilities......    211,447                      187,065                      176,094
Shareholders' equity....     17,335                       15,991                       14,688
                           --------                     --------                     --------
 Total liabilities and
  shareholders' equity..   $228,782                     $203,056                     $190,782
                           ========                     ========                     ========
Net interest income.....               $8,817                       $7,932                       $7,876
                                       ======                       ======                       ======
Net interest spread.....                        3.39%                         3.47%                        3.81%
                                                ====                         =====                        =====
Net interest margin.....                        4.24%                         4.32%                        4.59%
                                                ====                         =====                        =====

  The following schedule presents the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which can be segregated have been allocated.

                                         YEARS ENDED DECEMBER 31,
                          ------------------------------------------------------------
                                 1997 VS. 1996                 1996 VS. 1995
                          -----------------------------  -----------------------------
                          INCREASE (DECREASE)            INCREASE (DECREASE)
                                 DUE TO                         DUE TO
                          ---------------------          ----------------------
                            VOLUME      RATE     TOTAL     VOLUME      RATE      TOTAL
                          ----------  ---------  ------  ----------  ----------  -----
                                          (DOLLARS IN THOUSANDS)
INTEREST-EARNING ASSETS:
  Loans.................  $    1,213  $      77  $1,290   $     746  $     (290) $456
  Securities............       1,315         50   1,365         (77)         65   (12)
  Federal funds sold....        (260)        27    (233)        270        (108)  162
  Interest-bearing
   deposits in other
   financial
   institutions.........        (294)        30    (264)         22         (25)   (3)
                          ----------  ---------  ------   ---------  ----------  ----
    Total increase
     (decrease) in
     interest income....       1,974        184   2,158         961        (358)  603
INTEREST-BEARING
 LIABILITIES:
  NOW, savings and money
   market accounts......         267        143     410         166          86   252
  Time deposits.........         710        170     880         122         212   334
  Other borrowed funds..         (13)        (4)    (17)        (37)         (2)  (39)
                          ----------  ---------  ------   ---------  ----------  ----
    Total increase in
     interest expense...         964        309   1,273         251         296   547
                          ----------  ---------  ------   ---------  ----------  ----
  Increase (decrease) in
   net interest income..  $    1,010  $    (125) $  885   $     710  $     (654) $ 56
                          ==========  =========  ======   =========  ==========  ====

 Provision for Loan Losses

  The amount of the provision for loan losses is based on periodic evaluations of the loan portfolio, with particular attention directed toward nonperforming and other potential problem loans. During these evaluations, consideration is given to such factors as management's evaluation of specific loans, the level and composition of nonperforming loans, historical loss experience, the market value of collateral, the strength and availability of guaranties, concentrations of credits and other subjective factors.

  The Company's provision for loan losses during the twelve months ended December 31, 1997 was $355,000, compared to $206,000 during the twelve months ended December 31, 1996, or an increase of $149,000, as the Company's ratio of net charge-offs to average loans increased slightly during 1997. The Company made additional provisions to compensate for ongoing growth in the loan portfolio and an increase in charge-offs. The Company's provision for loan losses increased from $149,000 to $206,000 from 1995 to 1996 as the result of loan growth. See "--Allowance for Loan Losses."

 Noninterest Income

  Noninterest income is an important source of revenue for financial institutions in a deregulated environment. Excluding a $822,000 one-time gain from the proceeds of a key man life insurance policy in 1996, noninterest income for the year ended December 31, 1997 was $1.7 million, an increase of $89,000 or 5.7% over 1996. Noninterest income was $1.4 million in 1995. Excluding the one-time gain, noninterest income was $128,000 or 8.9% greater in 1996 than in 1995.

  The following table presents for the periods indicated the major categories of noninterest income:

                                                           YEARS ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1997   1996   1995
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                THOUSANDS)
   Service charges.......................................  $1,097 $1,059 $1,032
   Fee income............................................     386    376    277
   Securities gains, net.................................      19      2     --
   Fiduciary income......................................      43     43     34
   Life insurance proceeds gain..........................      --    822     --
   Other noninterest income..............................     112     88     97
                                                           ------ ------ ------
       Total noninterest income..........................  $1,657 $2,390 $1,440
                                                           ====== ====== ======

  After excluding the one-time gain from proceeds of key man life insurance in 1996, the increase in noninterest income from 1996 to 1997 resulted primarily from service charges and fee income due to an increase in the number of deposit accounts. Additionally, the Company's increased emphasis on fee based services resulted in greater income from check cashing, ATM fees, appraisal fees and wire transfer fees. The increase in noninterest income from 1995 to 1996 was also the result of service charges and fee income related to an increase in the number of deposit accounts.

 Noninterest Expense

  For the years ended 1997, 1996 and 1995, noninterest expense totaled $7.4 million, $7.1 million and $6.8 million, respectively. The $373,000 or 5.3% increase in noninterest expense from 1996 to 1997 was primarily the result of the opening of a second location in Mount Pleasant in October 1996 and a location in Texarkana in August 1997, which caused employee compensation and benefits to increase $168,000 or 4.7% as the number of full-time equivalent employees increased from 110 in 1996 to 121 in 1997. In addition, bank premises and fixed asset expense increased from $991,000 to $1.1 million, an increase of $134,000 or 13.5%. Legal and professional fees increased $99,000 or 42.0% due to independent loan review expenses and bankruptcy and litigation proceedings. The increase in total noninterest expense for 1996 over 1995 of $278,000 or 4.1% was primarily due to an increase in employee compensation and benefits of $238,000 or 7.2%, reflecting additional staff to handle customer growth. The Company's efficiency ratios were 71.09% in 1997, 68.52% in 1996 and 72.94% in 1995. The following table presents for the periods indicated the major categories of noninterest expense:

                                                           YEARS ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1997   1996   1995
                                                           ------ ------ ------
                                                               (DOLLARS IN
                                                                THOUSANDS)
   Employee compensation and benefits..................... $3,717 $3,549 $3,311
   Non-staff expenses:
     Net bank premises and fixed asset expense............  1,125    991    933
     Office and computer supplies.........................    291    225    175
     Legal and professional fees..........................    335    236    220
     Advertising..........................................    246    225    166
     Postage..............................................    119    118    103
     FDIC insurance.......................................     23      5    219
     Other................................................  1,590  1,724  1,668
                                                           ------ ------ ------
       Total non-staff expenses...........................  3,729  3,524  3,484
                                                           ------ ------ ------
       Total noninterest expense.......................... $7,446 $7,073 $6,795
                                                           ====== ====== ======

 Income Taxes

  Federal income tax is reported as income tax expense and is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of non-deductible interest expense and the amount of other non-deductible expenses. The Company utilized tax benefits on leveraged lease transactions in the amounts of

$530,000, $616,000 and $517,000 in 1997, 1996 and 1995, respectively. The aggregate amount of tax benefits related to the leveraged leasing transactions through December 31, 1997 was approximately $3,350,000. In 1996, the Company also had non-taxable income in the form of proceeds from key man life insurance in the amount of $822,000. The effective tax rates in 1997, 1996, and 1995 were 10.21%, 5.42% and 11.00%, respectively. Income taxes for financial purposes in the consolidated statements of earnings differ from the amount computed by applying the statutory income tax rate of 34% to earnings before income taxes. The difference in the statutory rate is primarily due to the leveraged lease transactions and non-taxable income. See "Risk Factors-- Leveraged Leasing Activities" and "The Company--Leveraged Leasing Activities."

  Additionally, the State of Texas imposes a Texas franchise tax. Taxable income for the income tax component of the Texas franchise tax is the federal pre-tax income, plus certain officers' salaries, less interest income from federal securities. Total franchise tax expense was $34,000 in 1997, $58,000 in 1996 and $59,000 in 1995. Such expense was included as a part of other noninterest expense.

 Impact of Inflation

  The effects of inflation on the local economy and on the Company's operating results have been relatively modest for the past several years. Since substantially all of the Company's assets and liabilities are monetary in nature, such as cash, securities, loans and deposits, their values are less sensitive to the effects of inflation than to changing interest rates, which do not necessarily change in accordance with inflation rates. The Company tries to control the impact of interest rate fluctuations by managing the relationship between its interest rate sensitive assets and liabilities. See "--Interest Rate Sensitivity and Liquidity" below.

FINANCIAL CONDITION

 Loan Portfolio

  The Company provides a broad range of commercial, real estate and consumer loan products to small and medium-sized businesses and individuals. The Company aggressively pursues qualified lending customers in both the commercial and consumer sectors, providing customers with direct access to lending personnel and prompt, professional service. The 70.59% loan to deposit ratio as of December 31, 1997, reflects the Company's commitment as an active lender in the local business community. Total loans increased by $18.1 million or approximately 13.0% to $157.4 million at December 31, 1997, from $139.3 million at December 31, 1996. In 1996, total loans increased by $13.0 million or 10.3% from $126.3 million at December 31, 1995. The growth in loans has resulted from a strong local economy, an aggressive advertising campaign and the solicitation of new companies and individuals entering the Company's markets.

  The following table summarizes the loan portfolio of the Company by type of loan as of the dates indicated:

                                                              DECEMBER 31,
                          ----------------------------------------------------------------------------------------
                                1997              1996              1995              1994              1993
                          ----------------  ----------------  ----------------  ----------------  ----------------
                           AMOUNT  PERCENT   AMOUNT  PERCENT   AMOUNT  PERCENT   AMOUNT  PERCENT   AMOUNT  PERCENT
                          -------- -------  -------- -------  -------- -------  -------- -------  -------- -------
                                                         (DOLLARS IN THOUSANDS)
Commercial and
 industrial.............  $ 36,598  23.26%  $ 29,412  21.11%  $ 26,099  20.67%  $ 24,696  19.86%  $ 22,264  19.12%
Agriculture.............     8,174   5.19      7,159   5.14      6,466   5.12      4,814   3.87      3,813   3.27
Real estate:
 Construction and land
  development...........     3,072   1.95      2,292   1.65      2,948   2.33      2,944   2.37      4,309   3.70
 1-4 family residential.    41,398  26.30     36,967  26.54     35,024  27.73     35,201  28.32     33,242  28.53
 Farmland...............     6,492   4.12      6,685   4.80      5,865   4.64      5,515   4.44      5,445   4.67
 Non-residential and
  non-farmland..........    42,363  26.92     36,460  26.18     29,672  23.50     29,191  23.48     24,432  20,97
 Multi-family
  residential...........       360   0.23        535   0.38        388   0.31         70   0.06        234   0.20
Consumer................    18,938  12.03     19,779  14.20     19,825  15.70     21,876  17.60     22,767  19.54
                          -------- ------   -------- ------   -------- ------   -------- ------   -------- ------
  Total loans...........  $157,395 100.00%  $139,289 100.00%  $126,287 100.00%  $124,307 100.00%  $116,506 100.00%
                          ======== ======   ======== ======   ======== ======   ======== ======   ======== ======

  The primary lending focus of the Company is on small and medium-sized commercial loans. The Company offers business loans, commercial real estate loans, equipment loans, working capital loans, term loans, revolving lines of credit and letters of credit. Most commercial loans are collateralized. The purpose of a particular loan generally determines its structure. In almost all cases, the Company requires personal guarantees on commercial loans to help assure repayment.

  The Company's commercial mortgage loans are generally secured by first liens on real estate, typically have fixed interest rates and amortize over a 10 to 15 year period with balloon payments due at the end of one to three years. In underwriting commercial mortgage loans, consideration is given to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the financial condition of the borrower.

  The Company makes loans to finance the construction of residential and, to a limited extent, nonresidential properties. Construction loans generally are secured by first liens on real estate. The Company conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above are also used in the Company's construction lending activities. In keeping with the community-oriented nature of its customer base, the Company provides construction and permanent financing for churches located within its market area.

  The Company rarely makes loans at its legal lending limit. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise. Loans above $500,000 are evaluated and acted upon by the Executive Committee which meets once a week and are reported to the Board of Directors. The Company's strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include: (i) granting loans on a sound and collectible basis; (ii) investing funds properly for the benefit of shareholders and the protection of depositors; (iii) serving the legitimate needs of the community and the Company's general market area while obtaining a balance between maximum yield and minimum risk; (iv) ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan; (v) developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each category; and (vi) ensuring that each loan is properly documented and, if appropriate, insurance coverage is adequate. The Company's loan review and compliance personnel interact daily with commercial and consumer lenders to identify potential underwriting or technical exception variances. In addition, the Company has placed increased emphasis on the early identification of problem loans to aggressively seek resolution of the situations and thereby keep loan losses at a minimum. Management believes that this strict adherence to conservative loan policy guidelines has contributed to the Company's below average level of loan losses compared to its industry peer group over the past few years.

  The contractual maturity ranges of the commercial, industrial and real estate construction loan portfolio and the amount of such loans with predetermined or floating interest rates in each maturity range as of December 31, 1997, are summarized in the following table:

                                                  DECEMBER 31, 1997
                                          ------------------------------------
                                                    AFTER ONE  AFTER
                                          ONE YEAR   THROUGH   FIVE
                                          OR LESS   FIVE YEARS YEARS   TOTAL
                                          --------  ---------- -----  --------
                                                (DOLLARS IN THOUSANDS)
   Commercial and industrial.............  $21,775    $14,570   $253   $36,598
   Real estate construction..............    2,963         --    109     3,072
                                          --------   --------  -----  --------
     Total...............................  $24,738    $14,570   $362   $39,670
                                          ========   ========  =====  ========
   Loans with a predetermined interest
    rate.................................  $19,340   $ 9,579    $216   $29,135
   Loans with a floating interest rate...    5,398      4,991    146    10,535
                                          --------   --------  -----  --------
     Total...............................  $24,738    $14,570   $362   $39,670
                                          ========   ========  =====  ========

  The Company's loans collateralized by single-family residential real estate generally are originated in amounts of no more than 90% of the lower of cost or appraised value. The Company requires mortgage title insurance and hazard insurance in the amount of the loan. Of the mortgages originated, the Company generally retains mortgage loans with short terms or variable rates and sells longer term fixed-rate loans to Texas Independent Bank Mortgage Company.

  As of December 31, 1997, the Company's one to four family real estate loan portfolio was $41.4 million. Of this amount, $27.1 million is repriceable in one year or less and an additional $11.5 million is repriceable from one year to five years. These high percentages in short-term real estate loans reflect the Company's commitment to reducing interest rate risk.

  The Company provides a wide variety of consumer loans including motor vehicle, education loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. As of December 31, 1997, the Company had no indirect consumer loans, indicating a preference to maintain personal banking relationships and strict underwriting standards. Installment loans have decreased during the last five years, reflecting management's tight control of consumer credit due to record high personal bankruptcy filings nationwide. This concern also prompted management to sell its credit card portfolio at book value to Texas Independent Bank in March 1997.

 Nonperforming Assets

  The Company has several procedures in place to assist it in maintaining the overall quality of its loan portfolio. The Company has established underwriting guidelines to be followed by its officers and also monitors its delinquency levels for any negative or adverse trends. There can be no assurance, however, that the Company's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

  The Company's conservative lending approach, as well as a healthy local economy, have resulted in strong asset quality. Nonperforming assets at December 31, 1997, decreased 7.5% to $1.9 million compared to $2.1 million at December 31, 1996. Nonperforming assets were $2.0 million at December 31, 1995. This resulted in ratios of nonperforming assets to total loans plus other real estate of 1.22%, 1.49% and 1.58% as of the years ended 1997, 1996 and 1995, respectively.

  The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. Loans where the interest payments jeopardize the collection of principal are placed on nonaccrual status, unless the loan is both well-secured and in the process of collection. Cash payments received while a loan is classified as nonaccrual are recorded as a reduction of principal as long as doubt exists as to collection. The Company is sometimes required to revise a loan's interest rate or repayment terms in a troubled debt restructuring, however, the Company had no restructured loans at either December 31, 1997 or December 31, 1996 and had only $10,000 in restructured loans at December 31, 1995. In addition to an internal loan review and an independent audit, the Company retains IBS for an annual external review to evaluate the loan portfolio.

  The Company maintains current appraisals on loans secured by real estate, particularly those categorized as nonperforming loans and potential problem loans. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need, if any, for appropriate additions to the allowance for loan losses. The Company records other real estate at fair value at the time of acquisition, less estimated costs to sell.

  The following table presents information regarding nonperforming assets at the dates indicated:

                                                    DECEMBER 31,
                                         --------------------------------------
                                          1997    1996    1995    1994    1993
                                         ------  ------  ------  ------  ------
                                               (DOLLARS IN THOUSANDS)
Nonaccrual loans.......................  $  298  $  722  $  817  $  514  $  923
Accruing loans past due 90 days or
 more..................................     918     411     172   1,683     466
Restructured loans.....................      --      --      10      38      25
Other real estate......................     714     953   1,016   1,112   1,567
                                         ------  ------  ------  ------  ------
  Total nonperforming assets...........  $1,903  $2,086  $2,015  $3,347  $2,981
                                         ======  ======  ======  ======  ======
Nonperforming assets to total loans and
 other real estate.....................    1.22%   1.49%   1.58%   2.67%   2.53%

  The Company has adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures. Under SFAS No. 114, as amended, a loan is considered impaired based on current information and events if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or the loan's observable market price or based on the fair value of the collateral if the loan is collateral dependent. The implementation of SFAS No. 114 did not have a material adverse affect on the Company's financial statements.

 Allowance for Loan Losses

  The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in the Company's loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Company's Board of Directors, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance. In making its evaluation, management considers the diversification by industry of the Company's commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, the evaluation of its loan portfolio by the annual external loan review conducted by IBS and the annual examination of the Company's financial statements by its independent auditors. Charge-offs occur when loans are deemed to be uncollectible.

  The Company follows an internal loan review program to evaluate the credit risk in the loan portfolio. In addition, the Company contracts with IBS to annually perform an external loan review. Through the loan review process, the Company maintains an internally classified loan list which, along with the delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans internally classified as "substandard" or in the more severe categories of "doubtful" or "loss" are those loans that at a minimum have clear and defined weaknesses such as a highly-leveraged position, unfavorable financial ratios, uncertain repayment sources or poor financial condition, which may jeopardize recoverability of the debt. At December 31, 1997, the Company had $2.9 million of such loans compared to $2.6 at December 31, 1996, an 11.5% increase.

  In addition to the internally classified loan list and delinquency list of loans, the Company maintains a separate "watch list" which further aids the Company in monitoring the loan portfolio. Watch list loans show warning elements where the present status portrays one or more deficiencies that require attention in the short term or where pertinent ratios of the loan have weakened to a point where more frequent monitoring is warranted. These loans do not have all of the characteristics of a classified loan (substandard or doubtful) but do show weakened elements as compared with those of a satisfactory credit. The Company reviews these loans to assist in assessing the adequacy of the allowance for loan losses. At December 31, 1997, the Company had $385,000 of such loans.

  In order to determine the adequacy of the allowance for loan losses, management considers the risk classification or delinquency status of loans and other factors, such as collateral value, portfolio composition, trends in economic conditions and the financial strength of borrowers. Management establishes specific allowances for loans which management believes require reserves greater than those allocated according to their classification or delinquent status. An unallocated allowance is also established based on the Company's historical charge-off experience. The Company then charges to operations a provision for loan losses to maintain the allowance for loan losses at an adequate level determined by the foregoing methodology.

  For the twelve months ended December 31, 1997, net loan charge-offs totaled $281,000 or 0.19% of average loans outstanding for the period, compared to $156,000 in net loan charge-offs or 0.12% of average loans for the year ended December 31, 1996. During 1997, the Company recorded a provision for loan losses of $355,000 compared to $206,000 for 1996. The increase in the provision for 1997 is the result of an $18.1 million increase in loans during 1997 and an increase in net charge-offs of $125,000 during the same period. The Company made a provision for loan losses of $149,000 for 1995. At December 31, 1997, the allowance totaled $1.1 million or 0.72% of total loans. At December 31, 1996, the allowance aggregated $1.1 million or 0.76% of total loans.

  The following table presents, for the periods indicated, an analysis of the allowance for loan losses and other related data:

                                         YEARS ENDED DECEMBER 31,
                               ------------------------------------------------
                                 1997      1996      1995      1994      1993
                               --------  --------  --------  --------  --------
                                          (DOLLARS IN THOUSANDS)
Average loans outstanding....  $146,061  $132,400  $124,209  $121,078  $109,940
                               --------  --------  --------  --------  --------
Gross loans outstanding at
 end of period...............  $157,395  $139,289  $126,287  $124,307  $116,506
                               --------  --------  --------  --------  --------
Allowance for loan losses at
 beginning of period.........  $  1,055  $  1,005  $  1,012  $  1,078  $  1,122
Provision for loan losses....       355       206       149       298        89
Charge-offs:
  Commercial and industrial..        53       116       184       299       154
  Real estate................       170        66        19        49        18
  Consumer...................       162       101        95        68        74
Recoveries:
  Commercial and industrial..        65        65        81        34        34
  Real estate................        13        23        15         4         7
  Consumer...................        26        39        46        14        72
                               --------  --------  --------  --------  --------
Net loan charge-offs.........       281       156       156       364       133
Allowance for loan losses at
 end of period...............  $  1,129  $  1,055  $  1,005  $  1,012  $  1,078
                               ========  ========  ========  ========  ========
Ratio of allowance to end of
 period loans................      0.72%     0.76%     0.80%     0.81%     0.93%
Ratio of net loan charge-offs
 to average loans............      0.19      0.12      0.13      0.30      0.12
Ratio of allowance to end of
 period nonperforming loans..     92.85     93.12    100.60     45.28     76.24

  The following tables describe the allocation of the allowance for loan losses among various categories of loans and certain other information for the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any segment of loans.

                                                     DECEMBER 31,
                                         -------------------------------------
                                                1997               1996
                                         ------------------ ------------------
                                                PERCENT OF         PERCENT OF
                                                 LOANS TO           LOANS TO
                                         AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS
                                         ------ ----------- ------ -----------
                                                (DOLLARS IN THOUSANDS)
Balance of allowance for loan losses
 applicable to:
  Commercial and industrial............. $  554    28.45%   $  501    26.25%
  Real estate:
    Construction and land development...     --     1.95        --     1.65
    1-4 family residential..............     58    26.30        86    26.54
    Commercial mortgage.................    128    26.92        91    26.18
    Farmland............................     --     4.12        --     4.80
    Multi-family........................     --     0.23        --     0.38
  Consumer..............................    171     2.03       128    14.20
  Unallocated...........................    218                249
                                         ------   ------    ------   ------
      Total allowance for loan losses... $1,129   100.00%   $1,055   100.00%
                                         ======   ======    ======   ======

                                                DECEMBER 31,
                          --------------------------------------------------------
                                 1995               1994               1993
                          ------------------ ------------------ ------------------
                                 PERCENT OF         PERCENT OF         PERCENT OF
                                  LOANS TO           LOANS TO           LOANS TO
                          AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS AMOUNT TOTAL LOANS
                          ------ ----------- ------ ----------- ------ -----------
                                           (DOLLARS IN THOUSANDS)
Balance of allowance for
 loan losses applicable
 to:
  Commercial and
   industrial...........  $  320    25.79%   $  432    23.73%   $  509    22.39%
  Real estate:
    Construction and
     land development...      --     2.33        --     2.37        --     3.70
    1-4 family
     residential........      95    27.73       105    28.32        69    28.53
    Commercial mortgage.      93    23.50        89    23.48        74    20.97
    Farmland............      --     4.64        --     4.44        --     4.67
    Multi-family........      --     0.31        --     0.06        --     0.20
  Consumer..............     124    15.70       102    17.60        49    19.54
  Unallocated...........     373                284                377
                          ------   ------    ------   ------    ------   ------
      Total allowance
       for loan losses..  $1,005   100.00%   $1,012   100.00%   $1,078   100.00%
                          ======   ======    ======   ======    ======   ======

 Securities

  The Company uses its securities portfolio to ensure liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to ensure collateral is available for municipal pledging requirements and to manage asset quality. At December 31, 1997, investment securities totaled $58.1 million, an increase of $27.7 million from $30.4 million at December 31, 1996. The increase was primarily attributable to the investment of additional funds generated by the free checking product, the Premier money market account and the certificate of deposit campaign initiated in mid-1997. During 1996, securities decreased slightly by approximately $818,000 from $31.2 million at December 31, 1995, to $30.4 million at December 31, 1996. This was a reflection of an increase in loan demand in 1996. At December 31, 1997, investment securities represented 23.8% of total assets compared to 14.2% of total assets at December 31,1996. The yield on the investment portfolio for the year ended December 31, 1997, was 6.69% compared to a yield of 6.31% for the year ended December 31, 1996.

  Mortgage-backed securities are securities which have been developed by pooling a number of real estate mortgages and are principally issued by federal agencies such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These securities are deemed to have high credit ratings and minimum regular monthly cash flows of principal and interest which are guaranteed by the issuing agencies. All the Company's mortgage-backed securities at December 31, 1997, were agency-issued collateral obligations.

  At December 31, 1997, 55.42% of the mortgage-backed securities held by the Company had final maturities of more than 10 years. However, unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Therefore, the average life, or the average amount of time until the Company receives the total amount invested, of the mortgage-backed security will be shorter than the contractual maturity. The Company estimates the remaining average life of the fixed-rate mortgage-backed security portfolio to be less than five years. Mortgage-backed securities which are purchased at a premium will generally suffer decreasing net yields as interest rates drop because home owners tend to refinance their mortgages. Thus, the premium paid must be amortized over a shorter period. Therefore, securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment. As interest rates rise, the opposite will generally be true. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will not be unduly shortened. Approximately $11.4 million of the Company's mortgage-backed securities earn interest at floating rates and reprice within one year, and accordingly are less susceptible to declines in value should interest rates increase.

  The Company accounts for securities according to Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

  The following table summarizes the amortized cost of investment securities held by the Company as of the dates shown:

                                                             DECEMBER 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
                                                        (DOLLARS IN THOUSANDS)
   U.S. Treasury securities............................ $14,372 $14,378 $18,470
   U.S. Government securities..........................  20,366   8,880   4,519
   Mortgage-backed securities..........................  20,664   5,654   6,722
   Equity securities...................................     992     393     393
   State and municipal securities......................   1,379   1,048   1,065
                                                        ------- ------- -------
     Total securities.................................. $57,773 $30,353 $31,169
                                                        ======= ======= =======

  The following table summarizes the contractual maturity of investment securities on an amortized cost basis and their weighted average yields as of December 31, 1997:

                                                      DECEMBER 31, 1997
                          -------------------------------------------------------------------------------
                                           AFTER ONE          AFTER FIVE
                           WITHIN ONE   YEAR BUT WITHIN    YEARS BUT WITHIN     AFTER TEN
                              YEAR        FIVE YEARS           TEN YEARS          YEARS
                          ------------  -----------------  -----------------  -------------
                          AMOUNT YIELD   AMOUNT   YIELD     AMOUNT    YIELD   AMOUNT  YIELD   TOTAL   YIELD
                          ------ -----  --------- -------  --------- -------  ------- -----  ------- ---------
                                                   (DOLLARS IN THOUSANDS)
U.S. Treasury
 securities.............  $8,293 6.21%  $   6,079   6.36%  $      --     --%  $    --   --%  $14,372 6.27%
U.S. Government
 securities.............      --   --       6,253   6.86      14,113   6.83        --   --    20,366 6.86
Mortgage-backed
 securities.............      --   --          29   7.25       9,184   6.88    11,451 6.69    20,664 6.78
Equity securities.......      --   --          --     --          --     --       992 2.85       992 2.85
State and municipal
 securities.............     191 4.33         332   5.54         329   5.22       527 5.72     1,379 5.37
                          ------ ----   --------- ------   --------- ------   ------- ----   ------- ----
 Totals.................  $8,484 6.17%  $  12,693   6.59%  $  23,626   6.83%  $12,970 6.14%  $57,773 6.69%
                          ====== ====   ========= ======   ========= ======   ======= ====   ======= ====

  The following table summarizes the carrying value and classification of securities as of the dates shown:

                                                              DECEMBER 31,
                                                         -----------------------
                                                          1997    1996    1995
                                                         ------- ------- -------
                                                         (DOLLARS IN THOUSANDS)
   Available-for-sale................................... $42,906 $ 8,305 $ 6,151
   Held-to-maturity.....................................  15,233  22,077  25,049
                                                         ------- ------- -------
     Total securities................................... $58,139 $30,382 $31,200
                                                         ======= ======= =======


  The following table summarizes the amortized cost of securities classified as available-for-sale and their approximate fair values as of the dates shown:

                                     DECEMBER 31, 1997                      DECEMBER 31, 1996
                          --------------------------------------- --------------------------------------
                                      GROSS      GROSS                        GROSS      GROSS
                          AMORTIZED UNREALIZED UNREALIZED  FAIR   AMORTIZED UNREALIZED UNREALIZED  FAIR
                            COST       GAIN       LOSS     VALUE    COST       GAIN       LOSS    VALUE
                          --------- ---------- ---------- ------- --------- ---------- ---------- ------
                                                      (DOLLARS IN THOUSANDS)
U.S. Treasury
 securities.............   $12,178     $272       $ --    $12,450  $6,794      $27        $ --    $6,821
U.S. Government
 securities.............    16,174       94         --     16,268     996        2          --       998
Mortgage-backed
 securities.............    13,196       --         --     13,196      93       --          --        93
Equity securities.......       992       --         --        992     393       --          --       393
                           -------     ----       ----    -------  ------      ---        ----    ------
 Total..................   $42,540     $366       $ --    $42,906  $8,276      $29        $ --    $8,305
                           =======     ====       ====    =======  ======      ===        ====    ======

                                                   DECEMBER 31, 1995
                                         --------------------------------------
                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED  FAIR
                                           COST       GAIN       LOSS    VALUE
                                         --------- ---------- ---------- ------
                                                 (DOLLARS IN THOUSANDS)
   U.S. Treasury securities.............  $5,605      $33        $ 4     $5,634
   U.S. Government securities...........      --       --         --         --
   Mortgage-backed securities...........     122        3         --        125
   Equity securities....................     393       --          1        392
                                          ------      ---        ---     ------
     Total..............................  $6,120      $36        $ 5     $6,151
                                          ======      ===        ===     ======

  The following table summarizes the amortized cost of securities classified as held-to-maturity and their approximate fair values as of the dates shown:

                                     DECEMBER 31, 1997                       DECEMBER 31, 1996
                          --------------------------------------- ---------------------------------------
                                      GROSS      GROSS                        GROSS      GROSS
                          AMORTIZED UNREALIZED UNREALIZED  FAIR   AMORTIZED UNREALIZED UNREALIZED  FAIR
                            COST       GAIN       LOSS     VALUE    COST       GAIN       LOSS     VALUE
                          --------- ---------- ---------- ------- --------- ---------- ---------- -------
                                                      (DOLLARS IN THOUSANDS)
U.S. Treasury
 securities.............   $ 2,194     $  8       $ --    $ 2,202  $ 7,584     $ 66       $ --    $ 7,650
U.S. Government
 securities.............     4,192      144         --      4,336    7,884      113          5      7,992
Mortgage-backed
 securities.............     7,468       --         --      7,468    5,561       --         --      5,561
State and municipal
 securities.............     1,379       96         --      1,475    1,048       39         --      1,087
                           -------     ----       ----    -------  -------     ----       ----    -------
 Total..................   $15,233     $248       $ --    $15,481  $22,077     $218       $  5    $22,290
                           =======     ====       ====    =======  =======     ====       ====    =======

                                                    DECEMBER 31, 1995
                                         ---------------------------------------
                                                     GROSS      GROSS
                                         AMORTIZED UNREALIZED UNREALIZED  FAIR
                                           COST       GAIN       LOSS     VALUE
                                         --------- ---------- ---------- -------
                                                 (DOLLARS IN THOUSANDS)
   U.S. Treasury securities.............  $12,865     $199       $--     $13,064
   U.S. Government securities...........    4,519      144         2       4,661
   Mortgage-backed securities...........    6,600       --        --       6,600
   State and municipal securities.......    1,065       46         2       1,109
                                          -------     ----       ---     -------
     Total..............................  $25,049     $389       $ 4     $25,434
                                          =======     ====       ===     =======

 Deposits

  Total deposits at December 31, 1997, increased to $223.0 million from $194.9 million at December 31, 1996, an increase of $28.1 million or 14.42%. The increase can be attributed to several factors. First, a certificate of deposit campaign implemented in June 1997 for a two month period prompted an $18.2 million or 18.0% increase in total certificates of deposit during 1997. Second, the free checking campaign which was implemented in 1995 and provides checking without service charges, continued its momentum and checking accounts increased by $6.8 million or 19.1% from 1996 to 1997. The number of accounts also increased significantly from 10,788 to 13,139, a 21.8% increase. The Paris location increased its deposits by $15.5 million or 86.1% and continued to gain market share as the Company became better known in the community. Another area of growth was in the Premier money market account which increased $3.4 million or 11.7% in 1997. While the balances represent primarily core deposits, customers' deposits in this investment vehicle may fluctuate from time to time depending on other alternative investments or cash needs. In 1996, deposits rose to $194.9 million from $174.7 million in 1995, an increase of $20.2 million or 11.6%. This increase is primarily attributable to the free checking campaign that increased checking accounts by $4.3 million or 13.9%, and the Premier money market account that increased deposits by $12.4 million or 72.5%. The Company's ratio of average noninterest-bearing demand deposits to average total deposits for years ended December 31, 1997, 1996, and 1995, were 17.8%, 18.7%, and 18.1%, respectively.

  The daily average balances and weighted average rates paid on deposits for each of the years ended December 31, 1997, 1996, and 1995 are presented below:

                                    YEARS ENDED DECEMBER 31,
                            -------------------------------------------
                                1997           1996           1995
                            -------------  -------------  -------------
                             AMOUNT  RATE   AMOUNT  RATE   AMOUNT  RATE
                            -------- ----  -------- ----  -------- ----
                                     (DOLLARS IN THOUSANDS)
Regular savings...........  $  7,555 2.74% $  8,191 2.81% $  9,037 2.73%
NOW accounts..............    17,516 2.78    16,818 2.90    17,916 3.16
Money market accounts.....    31,565 4.12    23,487 3.69    16,089 3.23
Time deposits less than
 $100,000.................    70,743 5.32    63,177 5.18    62,751 4.91
Time deposits $100,000 and
 over.....................    43,853 5.53    37,883 5.37    35,893 5.27
                            -------- ----  -------- ----  -------- ----
  Total interest-bearing
   deposits...............   171,232 4.78   149,556 4.61   141,686 4.45
Noninterest-bearing
 deposits.................    37,169   --    34,340   --    31,278   --
                            -------- ----  -------- ----  -------- ----
  Total deposits..........  $208,401 3.92% $183,896 3.75% $172,964 3.64%
                            ======== ====  ======== ====  ======== ====

  The Company does not accept brokered deposits. The following table sets forth the amount of the Company's certificates of deposit that are $100,000 or greater by time remaining until maturity:

                                                            DECEMBER 31, 1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
   3 months or less......................................        $12,374
   Between 3 months and 6 months.........................         10,039
   Between 6 months and 1 year...........................         18,645
   Over 1 year...........................................          1,938
                                                                 -------
     Total...............................................        $42,996
                                                                 =======

 Interest Rate Sensitivity and Liquidity

  The Company's Asset Liability and Funds Management Policy provides management with the necessary guidelines for effective funds management, and the Company has established a measurement system for monitoring its net interest rate sensitivity position. The Company manages its sensitivity position within established guidelines.

  Interest rate risk is managed by the Asset Liability Committee ("ALCO"), which is composed of senior officers of the Company, in accordance with policies approved by the Company's Board of Directors. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: 1) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and 2) an interest rate shock simulation model. The Company has traditionally managed its business to reduce its overall exposure to changes in interest rates, however, under current policies of the Company's Board of Directors, management has been given some latitude to increase the Company's interest rate sensitivity position within certain limits if, in management's judgment, it will enhance profitability. As a result, changes in market interest rates may have a greater impact on the Company's financial performance in the future than they have had historically.

  The Company manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. The Company does not enter into instruments such as leveraged derivatives, structured notes, interest rate swaps, caps, floors, financial options, financial futures contracts or forward delivery contracts for the purpose of reducing interest rate risk.

  An interest rate sensitive asset or liability is one that, within a defined time period, either matures or can experience an interest rate change in line with general market interest rates. The management of interest rate risk is performed by analyzing the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP") and by analyzing the effects of interest rate changes on net interest income over specific periods of time by projecting the performance of the mix of assets and liabilities in varied interest rate environments. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. A company is considered to be asset sensitive, or having a positive GAP, when the amount of its interest-earning assets maturing or repricing within a given period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a company is considered to be liability sensitive, or having a negative GAP, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of its interest-earning assets also maturing or repricing within that time period. During a period of rising interest rates, a negative GAP would tend to affect adversely net interest income, while a positive GAP would tend to result in an increase in net interest income. During a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to affect net interest income adversely. It is management's intent, however, to achieve a proper balance so that incorrect rate forecasts should not have a significant impact on earnings.

  The following table sets forth an interest rate sensitivity analysis for the Company at December 31, 1997:

                                            VOLUMES SUBJECT TO REPRICING WITHIN
                          ----------------------------------------------------------------------------------
                            0-30      31-180    181-365      1-3       3-5     5-10    GREATER THAN
                            DAYS       DAYS       DAYS      YEARS     YEARS    YEARS     10 YEARS    TOTAL
                          --------   --------   --------   -------   -------  -------  ------------ --------
                                                   (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Securities.............  $  7,965   $  5,434   $  7,524   $ 7,561   $ 5,268  $23,834    $   553    $ 58,139
 Loans..................    46,432     30,915     37,714    23,879    15,882    2,573         --     157,395
 Federal funds sold.....     7,720         --         --        --        --       --         --       7,720
                          --------   --------   --------   -------   -------  -------    -------    --------
 Total interest-earning
  assets................    62,117     36,349     45,238    31,440    21,150   26,407        553     223,254
                          --------   --------   --------   -------   -------  -------    -------    --------
Interest-bearing
 liabilities:
 NOW, money market and
  savings deposits......    57,071         --         --        --        --       --         --      57,071
 Certificates of deposit
  and other time
  deposits..............    28,086     23,931     61,208     6,086       284       --         --     119,595
                          --------   --------   --------   -------   -------  -------    -------    --------
 Total interest-bearing
  liabilities...........    85,157     23,931     61,208     6,086       284       --         --     176,666
                          --------   --------   --------   -------   -------  -------    -------    --------
Period GAP..............  $(23,040)  $ 12,418   $(15,970)  $25,354   $20,866  $26,407    $   553    $ 46,588
Cumulative GAP..........  $(23,040)  $(10,622)  $(26,592)  $(1,238)  $19,628  $46,035    $46,588
Period GAP to total
 assets.................     (9.44)%     5.09 %    (6.54)%   10.38 %    8.55%   10.82%      0.23%
Cumulative GAP to total
 assets.................     (9.44)%    (4.35)%   (10.89)%   (0.51)%    8.04%   18.85%     19.08%
Cumulative interest-
 earning assets to
 cumulative interest-
 bearing liabilities....     72.94 %    90.26 %    84.38 %   99.30 %  111.11%  126.06%    126.37%

  The Company's one-year cumulative GAP position at December 31, 1997 was negative $26.6 million or 10.89% of assets. This is a one-day position that is continually changing and is not indicative of the Company's position at any other time. While the GAP position is a useful tool in measuring interest rate risk and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. For example, the GAP position reflects only the prepayment assumptions pertaining to the current rate environment. Assets tend to prepay more rapidly during periods of declining interest rates than during periods of rising interest rates. Because of this and other risk factors not contemplated by the GAP position, an institution could have a matched GAP position in the current rate environment and still have its net interest income exposed to increased rate risk. The Company maintains a Rate Committee and the ALCO that review the Company's interest rate risk position on a weekly or monthly basis, respectively.

  As a financial institution, the Company's primary component of market risk is interest rate volatility, primarily in the prime lending rate. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign exchange or commodity price risk. The Company does not own any trading assets.

  The Company's exposure to market risk is reviewed on a regular basis by the ALCO. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent, and that the goal is to identify and accept the risks.

  The Company applies a market value ("MV") methodology to gauge its interest rate risk exposure as derived from its simulation model. Generally, MV is the discounted present value of the difference between incoming cash flows on interest-earning assets and other investments and outgoing cash flows on interest-bearing liabilities. The application of the methodology attempts to quantify interest rate risk by measuring the change in the MV that would result from a theoretical 200 basis point change in market interest rates. Both a 200 basis point increase and a 200 basis point decrease in market rates are considered.

  At December 31, 1997, it was estimated that the Company's MV would decrease 19.4% in the event of a 200 basis point increase in market interest rates. The Company's MV at the same date would increase 11.5% in the event of a 200 basis point decrease in market interest rates.

  Presented below, as of December 31, 1997, is an analysis of the Company's interest rate risk as measured by changes in MV for instantaneous and sustained parallel shifts of 200 basis points in market interest rates:

                                                       MARKET VALUE AS A % OF
                                                      PRESENT VALUE OF ASSETS
                                                      -------------------------
                        $ CHANGE IN MV
      CHANGE IN RATES   (IN THOUSANDS) % CHANGE IN MV   MV RATIO     CHANGE
      ---------------   -------------- -------------- ------------ ------------
          -200 bp          $ 1,933          11.53%          7.64%         79 bp
             0 bp             --             --             6.85%       --
          +200 bp          ($3,254)        (19.41%)         5.52%       (133 bp)

  Management believes that the MV methodology overcomes three shortcomings of the typical maturity GAP methodology. First, it does not use arbitrary repricing intervals and accounts for all expected future cash flows. Second, because the MV method projects cash flows of each financial instrument under different interest rate environments, it can incorporate the effect of embedded options on an institution's interest rate risk exposure. Third, it allows interest rates on different instruments to change by varying amounts in response to a change in market interest rates, resulting in more accurate estimates of cash flows.

  As with any method of gauging interest rate risk, however, there are certain shortcomings inherent to the MV methodology. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or repricing will react identically to changes in rates. In reality, the market value of certain types of financial instruments may adjust in anticipation of changes in market rates, while any adjustment in the valuation of other types of financial instruments may lag behind the change in general market rates. Additionally, the MV methodology does not reflect the full impact of contractual restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates of deposit may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on the ability of adjustable-rate loan clients to service their debt. All of these factors are considered in monitoring the Company's exposure to interest rate risk.

  Liquidity involves the Company's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate the Company on an ongoing basis. The Company's liquidity needs are met primarily by financing activities, which consisted mainly of growth in core deposits, supplemented by investment securities and earnings through operating activities. Although access to purchased funds from correspondent banks is available and has been utilized on occasion to take advantage of investment opportunities, the Company does not generally rely on these external funding sources. The cash and federal funds sold position, supplemented by amortizing investments along with payments and maturities within the loan portfolio, have historically created an adequate liquidity position.

  Federal Home Loan Bank ("FHLB") advances may be utilized from time to time as either a short-term funding source or a longer-term funding source. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The Company is eligible for two borrowing programs through the FHLB. The first, called "Short-Term Fixed," requires delivery of eligible securities for collateral. Maturities under this program range from 1-35 days. The Company does not currently have any borrowings under this program. The Company currently maintains some of its investment securities in safekeeping at the FHLB of Dallas. At December 31, 1997, the Company had approximately $4.1 million available for pledging.

  The second borrowing program, the "Blanket Borrowing Program," is under a borrowing agreement which does not require the delivery of specific collateral. Borrowings are limited to a maximum of 75% of the Company's 1-4 family mortgage loans. At December 31, 1997, the Company had approximately $31.0 million in potential borrowings available under this program.

 Capital Resources

  Capital management consists of providing equity to support both current and future operations. The Company is subject to capital adequacy requirements imposed by the Federal Reserve Board and the Bank is subject to capital adequacy requirements imposed by the FDIC and the Texas Banking Department. Both the Federal Reserve Board and the FDIC have adopted risk-based capital requirements for assessing bank holding company and bank capital adequacy. These standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profiles among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate relative risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

  Bank regulatory authorities in the United States have issued risk-based capital standards by which all bank holding companies and banks are evaluated in terms of capital adequacy. The risk-based capital standards issued by the Federal Reserve Board apply to the Company. These guidelines relate a financial institution's capital to the risk profile of its assets. The risk-based capital standards require all financial institutions to have "Tier 1 capital" of at least 4.0% and "total risk-based" capital (Tier 1 and Tier 2) of at least 8.0% of total risk-adjusted assets. "Tier 1 capital" generally includes common shareholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deductions for goodwill and various other intangibles.

"Tier 2 capital" may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

  The Federal Reserve Board has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated assets ("leverage ratio") of 3.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0% to 5.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

  Pursuant to Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency revised its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Bank is subject to capital adequacy guidelines of the FDIC that are substantially similar to the Federal Reserve Board's guidelines. Also pursuant to FDICIA, the FDIC has promulgated regulations setting the levels at which an insured institution such as the Bank would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations. See "Supervision and Regulation--The Company" and "--The Bank."

  Shareholders' equity increased from $16.3 million at December 31, 1996, to $18.3 million at December 31, 1997, an increase of $2.0 million or 12.23%. This increase was primarily the result of net income of $2.4 million and an increase in net unrealized gains on available for sale securities net of taxes of $223,000, less the payment of common stock and preferred stock dividends of $566,000 and $74,000, respectively. The Company had approximately $827,000 in Preferred Stock outstanding at December 31, 1997.

  The following table provides a comparison of the Company's and the Bank's leverage and risk-weighted capital ratios as of December 31, 1997 to the minimum and well-capitalized regulatory standards:

                                        MINIMUM       WELL-     ACTUAL RATIO AT
                                        REQUIRED   CAPITALIZED DECEMBER 31, 1997
                                        --------   ----------- -----------------
   THE COMPANY
   Leverage ratio......................   3.00%(1)      N/A           7.87%
   Tier 1 risk-based capital ratio.....   4.00%         N/A          11.16%
   Risk-based capital ratio............   8.00%         N/A          11.86%
   THE BANK
   Leverage ratio......................   3.00%(2)     5.00%          7.60%
   Tier 1 risk-based capital ratio.....   4.00%        6.00%         11.03%
   Risk-based capital ratio............   8.00%       10.00%         11.75%

--------
(1) The Federal Reserve Board may require the Company to maintain a leverage ratio of up to 200 basis points above the required minimum.
(2) The FDIC may require the Bank to maintain a leverage ratio of up to 200 basis points above the required minimum.

 Year 2000

  Like any financial institution, the Company is sensitive to Year 2000 issues. The Company formally initiated a project in September of 1997 to ensure that its operational and financial systems will not be adversely affected by Year 2000 software problems. A Year 2000 project team has been formed with representatives from all areas of the Company. Management is supporting all compliance efforts and is allocating the necessary resources to complete the project. An inventory of all systems and products that could be affected by the Year 2000 date change has been developed, verified and categorized as to its importance to the Company. The software for the Company's systems is primarily provided through service bureaus and software vendors. The Company is requiring its software providers to demonstrate and represent that the products provided are or will be Year 2000 compliant and has planned a program of testing compliance. The Company believes it is in compliance with regulatory guidelines regarding Year 2000 compliance, including the timetable for achieving compliance. Management does not expect the costs of bringing the Company's systems into Year 2000 compliance will have a materially adverse effect on the Company's financial condition, results of operations or liquidity.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following is a list of all of the directors and executive officers of the Company, their respective positions with the Company and the Bank and their ages:

             NAME                               POSITION                   AGE
             ----                               --------                   ---
 John A. Conroy..............  Director of the Company and the Bank         81
 Jonice Crane................  Director of the Company and the Bank         71
 C. A. Hinton, Sr. ..........  Director of the Company and the Bank         75
 Bill G. Jones...............  Chairman of the Board and Chief Executive    68
                                Officer of the Company; Chairman of the
                                Board of the Bank
 Russell L. Jones............  Director and Senior Vice President of the    43
                                Company; Director and Executive Vice
                                President of the Bank
 Weldon Miller...............  Director of the Company and the Bank         63
 Clifton A. Payne............  Director, Senior Vice President and          40
                                Controller of the Company; Director,
                                Executive Vice President and Controller
                                of the Bank
 Arthur B. Scharlach, Jr. ...  Director and President of the Company;       58
                                Director, President and Chief Executive
                                Officer of the Bank
 D. R. Zachry, Jr. ..........  Director of the Company and the Bank         75

  John A. Conroy. Mr. Conroy has served as a director of the Company since it was formed in 1980 and as a director of the Bank since 1975. Mr. Conroy is the owner of Conroy Ford Tractor Company in Mount Pleasant, Texas.

  Jonice Crane. Ms. Crane joined the Bank in 1943 and had 53 years of continuous service until her retirement as an officer of the Bank in 1996. She served as an Executive Vice President of the Bank from 1971 to 1996 and has served as a director of the Bank since 1971 and a director of the Company since its inception in 1980.

  C.A. Hinton, Sr. Mr. Hinton has served as a director of the Bank since 1960 and as a director of the Company since it was formed in 1980. Mr. Hinton is the Chairman of Hinton Production Company in Mount Pleasant, Texas. In 1994, an affiliated company, Hinton Drilling Company, filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code.

  Bill G. Jones. Mr. Jones joined the Bank as President and a director in 1969 and became Chairman of the Board in 1979. He retired as an officer of the Bank in 1996 but continues to serve as Chairman of the Board. Mr. Jones has been Chairman of the Board of the Company since 1992 and Chief Executive Officer of the Company since its formation in 1980.

  Russell L. Jones. Mr. Jones has been a director of the Company since 1992 and has served as Senior Vice President since 1992. Mr. Jones began working for Talco State Bank in 1973. In 1982, he became a Director and Vice President and, in 1988, President of Talco State Bank, which was acquired by the Company in 1980 and merged into the Bank in 1997. Mr. Jones became a Senior Vice President of the Bank in 1996 and was elected an Executive Vice President in 1998. Mr. Jones is the nephew of Bill G. Jones.

  Weldon Miller. Mr. Miller became a director of the Company in 1980 and has served as a director of the Bank since 1969. Mr. Miller is the President of Everybody's Furniture Company in Mount Pleasant, Texas.

  Clifton A. Payne. Mr. Payne joined the Bank in 1984 after four years in private practice as a Certified Public Accountant. He became a Vice President of the Bank in 1986 and was elected Controller in 1988 and Executive Vice President in 1996. In 1995, Mr. Payne was elected to the Board of Directors of the Company and the Bank. Mr. Payne has been a Senior Vice President of the Company since 1990.

  Arthur B. Scharlach, Jr. Mr. Scharlach is the President and a director of the Company and President, Chief Executive Officer and a director of the Bank. He joined the Bank in 1970 as a Vice President and Loan Officer and was elected to the Bank's Board of Directors in 1971. He was elected a Senior Vice President in 1974,

President in 1979, Chief Operating Officer in 1983 and Chief Executive Officer in 1989. He has served as a director of the Company since its inception and as President since 1992. Mr. Scharlach is a director and Vice Chairman of Texas Independent Bank, Dallas, Texas.

  D. R. Zachry, Jr. Mr. Zachry has served as a director of the Bank since 1957 and as a director of the Company since its inception. He is retired.

  Directors are elected for three year terms, classified into Classes I, II and III. Messrs. Scharlach and Hinton and Ms. Crane are Class II directors with terms of office expiring on the date of the Company's annual meeting in 1999; Messrs. Bill G. Jones, Russell L. Jones and Miller are Class III directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2000; and Messrs. Conroy, Zachry and Payne are Class I directors with terms of office expiring on the date of the Company's annual meeting of shareholders in 2001. Each officer of the Company is elected by the Board of Directors of the Company and holds office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

  The Board of Directors has established Audit and Compensation Committees. The Audit Committee reviews the general scope of the audit conducted by the Company's independent auditors and matters relating to the Company's internal control systems. In performing its function, the Audit Committee meets separately with representatives of the Company's independent auditors and with representatives of senior management. The Audit Committee is composed of Ms. Crane and Messrs. Conroy and Miller, each of whom is an outside director.

  The Compensation Committee is responsible for making recommendations to the Board of Directors with respect to the compensation of the Company's executive officers and is responsible for the establishment of policies dealing with various compensation and employee benefit matters. The Compensation Committee also administers the Company's stock option plans and makes recommendations to the Board of Directors as to option grants to Company employees under such plans. The Compensation Committee is comprised of Ms. Crane and Messrs. Hinton and Zachry, each of whom is an outside director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to the formation of the Compensation Committee in 1998, matters related to compensation and employee benefit matters were considered by the Personnel Committee of the Bank, which included Messrs. Scharlach, Payne and Russell Jones. As members of this committee, Messrs. Scharlach, Payne and Russell Jones participated in determinations as to compensation to executive officers, including themselves. Final determination regarding compensation was made by the Board of Directors of the Bank.

DIRECTOR COMPENSATION

  Directors of the Company receive fees for attending monthly Board meetings. Inside Directors are paid $175.00 for each meeting attended, and outside Directors are paid $400.00 for each meeting attended. The Board of Directors of the Bank also meets monthly. Inside Directors of the Bank are paid $375.00 for each meeting attended, and outside Directors are paid $400.00 for each meeting attended. An Executive Committee meets weekly and consists of inside Directors who are paid $225.00 for each meeting attended and outside Directors who are paid $250.00 for each meeting attended. The Executive Committee consists of all members of the Board of Directors of the Company.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

  The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chairman of the Board and each of the other five most highly compensated executive officers of the Company (determined as of the end of the last fiscal year) for the fiscal year ended December 31, 1997:

                          SUMMARY COMPENSATION TABLE

                              ANNUAL COMPENSATION

                                                                 OTHER ANNUAL
         NAME AND PRINCIPAL POSITION            SALARY   BONUS  COMPENSATION(1)
         ---------------------------           -------- ------- ---------------
Bill G. Jones
  Chairman of the Board and Chief Executive
   Officer.................................... $ 48,000 $24,159     $40,733
Arthur B. Scharlach, Jr.
  President...................................  195,994  51,916      14,750
Clifton A. Payne
  Senior Vice President.......................   86,476  28,587       8,630
Devry W. Garrett
  Legal Officer of the Bank...................  121,988  17,949      10,495
Russell L. Jones
  Senior Vice President.......................   86,178  28,752       7,762
Byron M. Rhea
  Senior Vice President of the Bank...........   85,176  26,586       7,784

--------

(1) Consists of contributions by the Company to the 401(k) Plan except for $35,321 paid to Mr. Bill G. Jones in connection with a supplemental retirement plan.

STOCK OPTION PLANS

  The Company's Board of Directors and shareholders approved the 1998 Plan which authorizes the issuance of up to 1,000,000 shares of Common Stock under both "non-qualified" and "incentive" stock options to employees and "non-qualified" stock options to directors who are not employees. Generally, under the 1998 Plan it is intended that the options will vest 60% at the end of the third year following the date of grant and an additional 20% at the end of each of the two following years; however, an individual option may vest as much as 20% at the end of the first or second year following the date of grant if necessary to maximize the "incentive" tax treatment to the optionee for the particular option being granted. Options under the 1998 Plan generally must be exercised within 10 years following the date of grant or no later than three months after optionee's termination of employment with the Company, if earlier. No options have been granted under the 1998 Plan.

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). This statement established fair value based accounting and reporting standards for all transactions in which a company acquires goods or services by issuing its equity investments, which includes stock-based compensation plans. Under SFAS 123, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Fair value of stock options is determined using an option- pricing model. This statement encourages companies to adopt as prescribed the fair value based method of accounting to recognize compensation expense for employee stock compensation plans. However, it does not require the fair value based method to be adopted but a company must comply with the disclosure requirements set forth in the statement. The Company will apply accounting in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, and, accordingly, will provide the pro forma disclosures of net income and earnings per share.

BONUS PLAN

  The Company has a bonus plan for its officers and employees. The bonus plan provides for a bonus pool based on a graduated percentage of return on equity. The bonus pool is funded with 8% of after tax income if a return on equity of 11.5% is achieved. The bonus pool increases to a maximum of 14.5% of after tax income with a return on equity of 16.5% or greater. Allocation of the bonus pool is in the discretion of the Board of Directors of the Company and is generally based on management's recommendations regarding the employee's merit. In 1997, the bonus pool was $439,770.

BENEFIT PLANS

  Employee Stock Ownership Plan. Effective January 1, 1992, the Board of Directors of the Company voted to restate the existing 401(k) profit sharing (defined contribution) plan as an Employee Stock Ownership Plan ("ESOP") containing 401(k) provisions. The ESOP covers substantially all employees of the Company. The ESOP is administered by five trustees, three of whom are members of the Company's Board of Directors, and calls for an employer matching contribution on behalf of each ESOP participant of up to 4.0% of such participant's qualified compensation. Contributions to the ESOP charged to expenses totaled approximately $234,000, $232,000 and $221,000 in 1997, 1996 and 1995, respectively. As of December 31, 1997, the book value of ESOP assets was approximately $4.3 million, with an approximate market value of $5.6 million.

  Supplemental Retirement Plan. In 1992, the Company established a non-qualified, non-contributory retirement plan for an executive officer who retired from the Bank in 1996. The plan generally provides benefits equal to amounts payable under the Bank's retirement plan and certain social security benefits to aggregate a predetermined percentage of the final five year average salary. The Company contributes to the retirement plan on a non-funded basis. Plan expenses totaled approximately $20,000, $52,000 and $55,000 in 1997, 1996 and 1995, respectively.

INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

  Many of the directors, executive officers and principal shareholders of the Company (i.e., those who own 10% or more of the Common Stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of the Company. During 1997, the Company made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of the Company and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with the Company and did not involve more than the normal risk of collectibility or present other unfavorable features. Loans to directors, executive officers and principal shareholders of the Company are subject to limitations contained in the Federal Reserve Act, the principal effect of which is to require that extensions of credit by the Company to executive officers, directors and principal shareholders satisfy the foregoing standards. On December 31, 1997, all of such loans aggregated $5.2 million, which was approximately 28.9% of the Company's Tier 1 capital at such date. The Company expects to have such transactions or transactions on a similar basis with its directors, executive officers and principal shareholders and their associates in the future.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 30, 1998, and as adjusted to reflect the sale of the Common Stock offered hereby by (i) each director and executive officer of the Company, (ii) each person who is known by the Company to own beneficially 5% or more of the Common Stock and (iii) all directors and executive officers as a group. Unless otherwise indicated, each person has sole voting and dispositive power over the shares indicated as owned by such person and the address of each shareholder is the same as the address of the Company.

                                                                 PERCENTAGE
                                                             BENEFICIALLY OWNED
                                                            --------------------
                                               NUMBER OF     BEFORE     AFTER
                    NAME                        SHARES      OFFERING OFFERING(1)
                    ----                       ---------    -------- -----------
John A. Conroy...............................    126,350      4.96%     4.36%
Jonice Crane.................................     97,692(2)   3.83%     3.37%
Guaranty Bancshares, Inc. Employee Stock Own-
 ership Plan.................................    241,024      9.46%     8.32%
C. A. Hinton, Sr.............................    179,676(3)   7.05%     6.20%
Bill G. Jones................................    334,194(4)  13.11%    11.53%
Russell L. Jones.............................    103,145      4.05%     3.56%
Weldon Miller................................    215,635(5)   8.46%     7.44%
Clifton A. Payne.............................      1,330       *          *
Arthur B. Scharlach, Jr......................     80,108(6)   3.14%     2.76%
D. R. Zachry, Jr.............................     92,029(7)   3.61%     3.18%
Directors and Executive Officers as a Group..  1,471,183     57.73%    50.76%

--------
 *  Indicates ownership which does not exceed 1.0%
(1) Assumes the issuance of 350,000 shares in the Offering.

(2) Includes 105 shares held of record by the Jonice Crane IRA and 1,715 shares held of record by Horace Crane, the husband of Ms. Crane.
(3) Includes 2,884 shares held of record by the Charles A. Hinton IRA.

(4) Includes 1,393 shares held of record by the Bill G. Jones IRA, 24,745 shares held of record by the Bill Jones IRA Rollover, 5,803 shares held of record by the Bill G. Jones IRA/SEP and 161 shares held of record by Alma Jones, the wife of Mr. Jones.

(5) Includes 8,463 shares held of record by Everybody's Furniture Company, of which Mr. Miller is the President, and 31,150 shares held of record by the Everybody's Furniture Company Profit Sharing Plan & Trust of which Mr. Miller is the Trustee.

(6) Includes 7,427 shares held of record by the Arthur B. Scharlach, Jr. IRA, 34,041 shares held of record by Jane Scharlach, the wife of Mr. Scharlach, 70 shares held of record by the Erin Scharlach Trust, of which Mr. Scharlach is the Trustee and 70 shares held of record by the Emily Scharlach Trust, of which Mr. Scharlach is the Trustee.
(7) Includes 2,884 shares held of record by the D.R. Zachry IRA.

                          SUPERVISION AND REGULATION

  The supervision and regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks including the power to impose substantial fines and other penalties for violations of laws and regulations.

  The following description summarizes some of the laws to which the Company and the Bank are subject. References herein to applicable statutes and regulations are brief summaries thereof, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

THE COMPANY

  The Company is a bank holding company registered under the BHCA, and it is subject to supervision, regulation and examination by the Federal Reserve Board. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

  Regulatory Restrictions on Dividends; Source of Strength. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

  Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. As discussed below, a bank holding company in certain circumstances could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

  In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

  Activities "Closely Related" to Banking. The BHCA prohibits a bank holding company, with certain limited exceptions, from acquiring direct or indirect ownership or control of any voting shares of any company which is not a bank or from engaging in any activities other than those of banking, managing or controlling banks and certain other subsidiaries, or furnishing services to or performing services for its subsidiaries. One principal exception to these prohibitions allows the acquisition of interests in companies whose activities are found by the Federal Reserve Board, by order or regulation, to be so closely related to banking or managing or controlling banks, as to be a proper incident thereto. Some of the activities that have been determined by regulation to be closely related to banking are making or servicing loans, performing certain data processing services, acting as an investment or financial advisor to certain investment trusts and investment companies, and providing securities brokerage services. Other activities approved by the Federal Reserve Board include consumer financial counseling, tax planning and tax preparation, futures and options advisory services, check guaranty services, collection agency and credit bureau services, and personal property appraisals. In approving acquisitions by bank holding companies of companies engaged in banking-related activities, the Federal Reserve Board considers a number of factors, and weighs the expected benefits to the public (such as greater convenience and increased competition or gains in efficiency) against the risks of possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices). The Federal Reserve Board is also empowered to differentiate between activities commenced de novo and activities commenced through acquisition of a going concern.

  Securities Activities. The Federal Reserve Board has approved applications by bank holding companies to engage, through nonbank subsidiaries, in certain securities-related activities (underwriting of municipal revenue bonds, commercial paper, consumer receivable-related securities and one-to-four family mortgage-backed securities), provided that the affiliates would not be "principally engaged" in such activities for purposes of Section 20 of the Glass-Steagall Act. In limited situations, holding companies may be able to use such subsidiaries to underwrite and deal in corporate debt and equity securities.

  Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board's Regulation Y, for example, generally requires a holding company to give the Federal Reserve Board prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve Board may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. Depending upon the circumstances, the Federal Reserve Board could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

  The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as $1,000,000 for each day the activity continues.

  Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other services offered by a holding company or its affiliates.

  Capital Adequacy Requirements. The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. The guidelines require a minimum total risk-based capital ratio of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. As of December 31, 1997, the Company's ratio of Tier 1 capital to total risk-weighted assets was 11.16% and its ratio of total capital to total risk-weighted assets was 11.86%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Capital Resources."

  In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies may be required to maintain a leverage ratio of up to 200 basis points above the regulatory minimum. As of December 31, 1997, the Company's leverage ratio was 7.87%.

  The federal banking agencies' risk-based and leverage ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria, assuming that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

  Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

  The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

  Acquisitions by Bank Holding Companies. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

  Control Acquisitions. The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% of more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the Company.

  In addition, any company is required to obtain the approval of the Federal Reserve Board under the BHCA before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding Common Stock of the Company, or otherwise obtaining control or a "controlling influence" over the Company.

THE BANK

  The Bank is a Texas-chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the FDIC. The Bank is not a member of the Federal Reserve System; therefore, the Bank is subject to supervision and regulation by the FDIC and the Texas Banking Department. Such supervision and regulation subjects the Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the Texas Banking Department. Because the Federal Reserve Board regulates the bank holding company parent of the Bank, the Federal Reserve Board also has supervisory authority which directly affects the Bank.

  Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, FDICIA has operated to limit this authority. FDICIA provides that no state bank or subsidiary thereof may engage as principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the insurance fund. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

  Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the Texas Banking Department. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers.

  Restrictions on Transactions With Affiliates and Insiders. Transactions between the Bank and its nonbanking subsidiaries, including the Company, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries.

  Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

  The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured institutions and their subsidiaries and holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. These loans cannot exceed the institution's total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

  Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by the Bank have provided a substantial part of the Company's operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to the Company will continue to be the Company's principal source of operating funds. Capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. Under federal law, the Bank cannot pay a dividend if, after paying the dividend, the Bank will be "undercapitalized." The FDIC may declare a dividend payment to be unsafe and unsound even though the Bank would continue to meet its capital requirements after the dividend.

  Because the Company is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as the Company) or any shareholder or creditor thereof.

  Examinations. The FDIC periodically examines and evaluates insured banks. Based upon such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC-determined value and the book value of such assets. The Texas Banking Department also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination.

  Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution's holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. In addition, financial statements prepared in accordance with generally accepted accounting principles, management's certifications concerning responsibility for the financial statements, internal controls and compliance with legal requirements designated by the FDIC, and an attestation by the auditor regarding the statements of management relating to the internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. FDICIA requires that independent audit committees be formed, consisting of outside directors only. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel, and must not include representatives of large customers.

  Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The FDIC may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

  The FDIC's risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for the Bank as for the Company. As of December 31, 1997, the Bank's ratio of Tier 1 capital to total risk-weighted assets was 11.03% and its ratio of total capital to total risk-weighted assets was 11.75%. See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company--Capital Resources."

  The FDIC's leverage guidelines require state banks to maintain Tier 1 capital of no less than 5.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The Texas Banking Department has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 6.0%. As of December 31, 1997, the Bank's ratio of Tier 1 capital to average total assets (leverage ratio) was 7.60%. The Bank is classified "well capitalized." See "Management's Discussion and Analysis of Financial Condition and Results of Operation of the Company--Capital Resources."

  Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "under capitalized," "significantly under capitalized" and "critically under capitalized." A "well capitalized" bank has a total risk based capital ratio of 10.0% or higher; a Tier 1 risk based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk based capital ratio of 8.0% or higher; a Tier 1 risk based capital ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a CAMEL 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "under capitalized" if it fails to meet any one of the ratios required to be adequately capitalized. The Bank is classified "well capitalized" for purposes of the FDIC's prompt corrective action regulations.

  In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

  As an institution's capital decreases, the FDIC's enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

  Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

  Deposit Insurance Assessments. The Bank must pay assessments to the FDIC for federal deposit insurance protection. The FDIC has adopted a risk based assessment system as required by FDICIA. Under this system, FDIC-insured depository institutions pay insurance premiums at rates based on their risk classification.

Institutions assigned to higher-risk classifications (that is, institutions that pose a greater risk of loss to their respective deposit insurance funds) pay assessments at higher rates than institutions that pose a lower risk. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. In addition, the FDIC can impose special assessments in certain instances. The current range of BIF assessments is between 0% and 0.27% of deposits.

  The FDIC established a process for raising or lowering all rates for insured institutions semi-annually if conditions warrant a change. Under this new system, the FDIC has the flexibility to adjust the assessment rate schedule twice a year without seeking prior public comment, but only within a range of five cents per $100 above or below the premium schedule adopted. Changes in the rate schedule outside the five cent range above or below the current schedule can be made by the FDIC only after a full rulemaking with opportunity for public comment.

  On September 30, 1996, President Clinton signed into law an act that contained a comprehensive approach to recapitalizing the SAIF and to assure the payment of the Financing Corporation's ("FICO") bond obligations. Under this act, banks insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The BIF rate must equal one-fifth of the Savings Association Insurance Fund ("SAIF") rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter BIF and SAIF payers will be assessed pro rata for the FICO bond obligations. With regard to the assessment for the FICO obligation, the current BIF rate is .0126% of deposits.

  Enforcement Powers. The FDIC and the other federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject the Company or its banking subsidiaries, as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized; fails to become adequately capitalized when required to do so; fails to submit a timely and acceptable capital restoration plan; or materially fails to implement an accepted capital restoration plan. The Texas Banking Department also has broad enforcement powers over the Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

  Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

  Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") contains a "cross-guarantee" provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

  Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. FIRREA requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

  Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, the Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

INSTABILITY OF REGULATORY STRUCTURE

  Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the Company and its banking subsidiaries in substantial and unpredictable ways. The Company cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon the financial condition or results of operations of the Company or its subsidiaries.

EXPANDING ENFORCEMENT AUTHORITY

  One of the major additional burdens imposed on the banking industry by FDICIA is the increased ability of banking regulators to monitor the activities of banks and their holding companies. In addition, the Federal Reserve Board and FDIC are possessed of extensive authority to police unsafe or unsound practices and violations of applicable laws and regulations by depository institutions and their holding companies. For example, the FDIC may terminate the deposit insurance of any institution which it determines has engaged in an unsafe or unsound practice. The agencies can also assess civil money penalties, issue cease and desist or removal orders, seek injunctions, and publicly disclose such actions. FDICIA, FIRREA and other laws have expanded the agencies' authority in recent years, and the agencies have not yet fully tested the limits of their powers.

EFFECT ON ECONOMIC ENVIRONMENT

  The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

  Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the Company and its subsidiaries cannot be predicted.

                   DESCRIPTION OF SECURITIES OF THE COMPANY

AUTHORIZED CAPITAL STOCK

  The authorized capital stock of the Company consists of (i) 15,000,000 shares of preferred stock, $5.00 per share par value ("Preferred Stock"), issuable in series, 165,456 shares of which are designated Series A Preferred Stock, all of which are issued and outstanding and (ii) 50,000,000 shares of Common Stock, $1.00 per share par value, of which 2,548,280 shares were issued and outstanding as of the date of this Prospectus. The terms of any new series of preferred stock may be fixed by the Board of Directors of the Company within certain limits set by the Company's Articles of Incorporation.

  The following discussion of the terms and provisions of the Company's capital stock is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

PREFERRED STOCK

  The Company is authorized to issue 15,000,000 shares of Preferred Stock. The Preferred Stock (or other securities convertible in whole or in part into Preferred Stock) is available for issuance from time to time for various purposes as determined by the Company's Board of Directors, including, without limitation, making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Company's Articles of Incorporation, the Preferred Stock (or such convertible securities) may be issued on such terms and conditions, and at such times and in such situations, as the Board of Directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders (unless otherwise required by laws, rules, regulations or agreements applicable to the Company).

  Moreover, except as otherwise limited by the Articles of Incorporation or applicable laws, rules or regulations, the Board of Directors has the sole authority to determine the relative rights and preferences of the Preferred Stock and any series thereof without shareholder approval. The Company's Articles of Incorporation require all shares of Preferred Stock to be identical, except as to the following characteristics, which may vary between different series of Preferred Stock:

  (i) dividend rate, preference of dividend with respect to any other class or series of stock, and cumulativity, non-cumulativity or partial cumulativity of dividends;

  (ii) redemption price and terms, including, to the extent permitted by law, the manner in which shares are to be chosen for redemption if less than all the shares of a series are to be redeemed;

  (iii) sinking fund provisions for the redemption or purchase of shares;

  (iv) the amount payable upon shares in the event of voluntary or involuntary liquidation;

  (v) the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

  (vi) voting rights; and

  (vii) such other powers, preferences and rights as the Board of Directors shall determine.

  The Company has issued and outstanding 165,456 shares of Series A Preferred Stock. Dividends on Series A Preferred Stock aggregate 9% of par value per annum, payable semi-annually. Dividends with respect to the Series A Preferred Stock are not cumulative. Accordingly, the Board of Directors of the Company has no obligation to declare and pay dividends with respect to the Preferred Stock except as expressly provided in the Articles of Incorporation or as provided by law. Pursuant to the terms of the Series A Preferred Stock, however, the Company may not declare or pay a dividend with respect to the Common Stock unless the Company has paid all declared dividends with respect to the Series A Preferred Stock. The Series A Preferred Stock has no voting rights. The Series A Preferred Stock is redeemable at any time at the option of the Company at the $5.00 liquidation value of the shares plus all declared but unpaid dividends thereon to the date fixed for redemption. In the event of the liquidation, dissolution or winding up of the affairs of the Company, prior to any distribution or payment to the holders of Common Stock or any other class of stock of the Company ranking junior to the Preferred Stock, holders of the Preferred Stock shall be entitled to be paid in full the $5.00 liquidation value of the shares plus all declared but unpaid dividends thereon to the date of payment. The Company plans to redeem all of the Series A Preferred Stock after the closing of the Offering.

  The Board of Directors does not intend to seek shareholder approval prior to any issuance of Preferred Stock or any series thereof, unless otherwise required by law. Under the Texas Business Corporation Act ("TBCA"), shareholder approval prior to the issuance of shares of Common Stock or Preferred Stock is required in connection with certain mergers. Frequently, opportunities arise that require prompt action, such as the possible acquisition of a property or business or the private sale of securities, and it is the belief of the Board of Directors that the delay necessary for shareholder approval of a specific issuance could be to the detriment of the Company and its shareholders. The Board of Directors does not intend to issue any shares of Common Stock or Preferred Stock except on terms which the Board of Directors deems to be in the best interests of the Company and its then existing shareholders.

  Although the Preferred Stock could be deemed to have an anti-takeover effect, the Board of Directors is not aware of any takeover efforts. If a hostile takeover situation should arise, shares of Preferred Stock could be issued to purchasers sympathetic with the Company's management or others in such a way as to render more difficult or to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management.

  The effects of the issuance of the Preferred Stock on the holders of Common Stock could include, among other things, (i) reduction of the amount otherwise available for payments of dividends on Common Stock if dividends are payable on the series of Preferred Stock; (ii) restrictions on dividends on Common Stock if dividends on the series of Preferred Stock are in arrears; (iii) dilution of the voting power of Common Stock if the series of Preferred Stock has voting rights, including a possible "veto" power if the series of Preferred Stock has class voting rights; (iv) dilution of the equity interest of holders of Common Stock if the series of Preferred Stock is convertible, and is converted, into Common Stock; and (v) restrictions on the rights of holders of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of the series of Preferred Stock. Holders of Common Stock have no preemptive rights to purchase or otherwise acquire any Preferred Stock that may be issued.

COMMON STOCK

  The holders of the Common Stock are entitled to one vote for each share of Common Stock owned. Except as expressly provided by law and except for any voting rights which may be conferred by the Board of Directors on any shares of Preferred Stock issued, all voting power is in the Common Stock. Holders of Common Stock may not cumulate their votes for the election of directors. Holders of Common Stock do not have preemptive rights to acquire any additional, unissued or treasury shares of the Company, or securities of the Company convertible into or carrying a right to subscribe for or acquire shares of the Company.

  Holders of Common Stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by the Board of Directors. However, the Board of Directors may not declare or pay cash dividends on Common Stock, and no Common Stock may be purchased by the Company, unless full dividends have been declared and paid on outstanding Preferred Stock for the current dividend period and, with respect to any outstanding cumulative preferred stock, all past dividend periods. See "Risk Factors--Restrictions on Ability to Pay Dividends" and "Supervision and Regulation."

  On the liquidation of the Company, the holders of Common Stock are entitled to share pro rata in any distribution of the assets of the Company, after the holders of shares of Preferred Stock have received the liquidation preference of their shares plus any cumulated but unpaid dividends, if any, and after all other indebtedness of the Company has been retired.

TEXAS LAW AND CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

  Certain provisions of Texas law, the Company's Articles of Incorporation and the Company's Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company.

  The Company is subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA), which provides that a Texas corporation such as the Company may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of such person, who is an "Affiliated Shareholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (i) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (ii) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder. The Texas Business Combination Law is not applicable to: (i) the business combination of a corporation: (a) where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law,
(b) that adopted an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law, or (c) that adopts an amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated Shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law; (ii) a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder: (a) as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder and (b) would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition; (iii) a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 31, 1996, and continuously until the announcement date of the business combination; (iv) a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and (v) a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder's beneficial ownership of the voting shares of the corporation. Neither the Articles of Incorporation nor the Bylaws of the Company contain any provision expressly providing that the Company will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if such event would be beneficial to the Company's shareholders.

  The following discussion is a summary of certain material provisions of the Company's Articles of Incorporation and the Company's Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  Classified Board of Directors. Under the Company's Bylaws, the Board of Directors is classified into three classes, with the directors being elected for staggered, three-year terms. The classification of the Company's Board of Directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of the shareholders would be required to change the control of the Board of Directors rather than one. In addition, the Bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the Board of Directors may be filled by the remaining directors.

  Advance Notice of Shareholder Proposals and Nominations. The Company's Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before an annual meeting of shareholders of the Company (the "Shareholder Notice Procedure"). The Shareholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a shareholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company and that, at an annual meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a shareholder who has given timely written notice to the Secretary of the Company of such shareholder's intention to bring such business before such meeting.

  Under the Shareholder Notice Procedure, for notice of shareholder nominations or other business to be made at an annual meeting to be timely, such notice must be received by the Company not less than 60 days prior to the first anniversary of the previous year's annual meeting (or if the date of the annual meeting is advanced by more than 20 days not later than the tenth day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company.

  Under the Shareholder Notice Procedure, a shareholder's notice to the Company proposing to nominate a person for election as a director or proposing other business must contain certain information specified in the Bylaws, including the identity and address of the nominating shareholder, the class and number of shares of stock of the Company owned by such shareholder, information regarding the proposed nominee that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee and, with respect to business other than a nomination, a brief description of the business the shareholder proposes to bring before the meeting, the reasons for conducting such business at such meeting and any material interest of such shareholder in the business so proposed.

  The Shareholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

  Special Meetings of Shareholders. The Articles of Incorporation provide that special meetings of shareholders can be called by shareholders only at the request of the holders of not less than one-half of the outstanding shares of stock entitled to vote at the meeting.

  Reduced Shareholder Vote Required for Certain Actions. The Company's Articles of Incorporation provide that, notwithstanding any provision of the TBCA that would require approval of more than a majority of the shares entitled to vote on such matter and present or represented by proxy at the meeting, the vote or approval of a majority of the shares of the Company's stock entitled to vote on such matter will be sufficient to approve such matter. This provision reduces the required shareholder approval level for certain actions such as a merger, a consolidation, a share exchange, certain sales of substantially all of the Company's assets, a dissolution or an amendment to the Company's Articles of Incorporation, each of which would otherwise require two-thirds shareholder approval under Texas law.

  No Action by Written Consent. The Company's Bylaws provide that no action required or permitted to be taken at an annual or special meeting of shareholders may be taken by written consent in lieu of a meeting of shareholders.

  Amendment of Bylaws. The Company's Articles of Incorporation and Bylaws provide that the Bylaws may be amended only by the Board of Directors. Shareholders do not have the power to amend the Company Bylaws.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement among the Company and the Underwriter, the Underwriter has agreed to purchase from the Company 350,000 shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

  The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent and that the Underwriter will purchase all such shares of the Common Stock if any of such shares are purchased. The Underwriter is obligated to take and pay for all of the shares of Common Stock offered hereby if any are taken.

  The Company has been advised by the Underwriter that the Underwriter proposes to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price less a concession not in excess of $    per share. The
Underwriter may allow, and such dealers may re-allow, a concession not in
excess of $     per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Underwriter.

  The Company, each of its directors and executive officers, and certain other shareholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Underwriter. See "Risk Factors--Restrictions on Future Sale of Shares."

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

  Until the distribution of the Common Stock is completed, rules of the Commission (as defined herein) may limit the ability of the Underwriter to bid for and purchase the Common Stock. As an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

  If the Underwriter creates a short position in the Common Stock in connection with the Offering, i.e., if it sells a greater aggregate number of shares of Common Stock than is set forth on the cover page of this Prospectus, the Underwriter may reduce the short position by purchasing shares of Common Stock in the open market.

  The Underwriter may also impose a penalty bid on certain selling group members. This means that if the Underwriter purchases Common Stock in the open market to reduce the selling group members' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the selling group members who sold those shares of Common Stock as part of the Offering.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

  Neither the Company nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor the Underwriter make any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Underwriter and dealers may engage in passive market making transactions in the shares of Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, shares of Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriter and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock will be determined by negotiations between the Company and the Underwriter. Among the factors considered in such negotiations were prevailing market and general economic conditions, the market capitalizations, trading histories and stages of development of other traded companies that the Company and the Underwriter believed to be comparable to the Company, the results of operations of the Company in recent periods, the current financial position of the Company, estimates of the business potential of the Company and the present state of the Company's development and the availability for sale in the market of a significant number of shares of Common Stock. Additionally, consideration was given to the general status of the securities market, the market conditions for new issues of securities and the demand for securities of comparable companies at the time the Offering was made.

  The shares of Common Stock have been approved for quotation on the Nasdaq/National Market.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock to be issued by the Company will be passed upon by Bracewell & Patterson, L.L.P., Houston, Texas. Certain legal matters with respect to the Common Stock offered hereby have been passed upon for the Underwriter by Rothgerber Johnson & Lyons LLP, Denver, Colorado.

                                    EXPERTS

  The consolidated Balance Sheets of the Company as of December 31, 1997 and 1996 and the related consolidated Statements of Earnings, Shareholders' Equity, and Cash Flows for each of the three years in the period ended December 31, 1997, have been included in this Prospectus in reliance upon the reports of Arnold, Walker, Arnold & Co., P.C., independent certified public accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W.,

Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. For further information pertaining to the Common Stock offered by this Prospectus and the Company, reference is made to the Registration Statement. The Registration Statement and other information filed by the Company with the Commission are also available at the Commission's World Wide Web site on the Internet at http:/www.sec.gov.

  The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                                                                            PAGE
                                                                            ----
Independent Auditor's Report..............................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1996..............  F-3
Consolidated Statements of Earnings for the Years Ended December 31, 1997,
 1996, and 1995...........................................................  F-4
Consolidated Statements of Shareholders' Equity for the Years Ended
 December 31, 1997, 1996, and 1995........................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997, 1996, and 1995.....................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Guaranty Bancshares, Inc.

  We have audited the accompanying consolidated balance sheets of Guaranty Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Guaranty Bancshares, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

ARNOLD, WALKER, ARNOLD & CO., P.C.

Mount Pleasant, Texas

January 28, 1998 (except for Note Q,
as to which the date is
March 24, 1998)

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                               -----------------
                            ASSETS                               1997     1996
                            ------                             -------- --------
Cash and cash equivalents
  Cash and due from banks..................................... $  9,750 $  8,694
  Interest bearing deposits in other banks....................       --    7,115
                                                               -------- --------
      Total cash and cash equivalents.........................    9,750   15,809
Federal funds sold............................................    7,720   18,150
Securities
  Available-for-sale..........................................   42,906    8,305
  Held-to-maturity (approximate market value of $15,481 and
   $22,290 at December 31, 1997 and 1996, respectively).......   15,233   22,077
                                                               -------- --------
      Total securities........................................   58,139   30,382
Loans, net....................................................  156,266  138,234
Premises and equipment, net...................................    6,359    5,532
Other real estate.............................................      714      953
Accrued interest receivable...................................    2,224    1,661
Other assets..................................................    2,985    3,211
                                                               -------- --------
                                                               $244,157 $213,932
                                                               ======== ========
             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
Liabilities
  Deposits
    Noninterest-bearing....................................... $ 46,295 $ 38,070
    Interest-bearing deposits.................................  176,666  156,785
                                                               -------- --------
      Total deposits..........................................  222,961  194,855
  Accrued interest and other liabilities......................    2,943    2,827
                                                               -------- --------
      Total liabilities.......................................  225,904  197,682
Commitments and contingencies.................................       --       --
Shareholders' equity
    Preferred stock...........................................      827      827
    Common stock..............................................    2,548    2,548
    Additional capital........................................    5,396    5,396
    Retained earnings.........................................    9,240    7,480
    Net unrealized appreciation on available-for-sale
     securities, net of tax of $124 and $10...................      242       19
                                                               -------- --------
                                                                 18,253   16,270
    Less common stock in treasury--at cost....................       --      (20)
                                                               -------- --------
                                                                 18,253   16,250
                                                               -------- --------
                                                               $244,157 $213,932
                                                               ======== ========

 The accompanying notes are an integral part of these consolidated statements.

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1997    1996    1995
                                                        ------- ------- -------
Interest income
 Loans, including fees................................. $13,051 $11,761 $11,305
 Securities
  Taxable..............................................   3,177   1,825   1,835
  Nontaxable...........................................      70      57      59
 Federal funds sold and interest bearing deposits......     711   1,208   1,049
                                                        ------- ------- -------
   Total interest income...............................  17,009  14,851  14,248
Interest expense
 Deposits..............................................   8,179   6,889   6,303
 Other.................................................      13      30      69
                                                        ------- ------- -------
   Total interest expense..............................   8,192   6,919   6,372
   Net interest income.................................   8,817   7,932   7,876
Provision for loan losses..............................     355     206     149
                                                        ------- ------- -------
   Net interest income after provision for loan losses.   8,462   7,726   7,727
Noninterest income
 Service charges.......................................   1,097   1,059   1,032
 Net realized gains on sales of available-for-sale
  securities...........................................      19       2      --
 Life insurance proceeds gain..........................      --     822      --
 Other income..........................................     541     507     408
                                                        ------- ------- -------
   Total noninterest income............................   1,657   2,390   1,440
Noninterest expense
 Employee compensation and benefits....................   3,717   3,549   3,311
 Occupancy expenses....................................   1,125     991     933
 Other operating expenses..............................   2,604   2,533   2,551
                                                        ------- ------- -------
   Total noninterest expenses..........................   7,446   7,073   6,795
                                                        ------- ------- -------
   Earnings before income taxes........................   2,673   3,043   2,372
Provision for income taxes
 Current...............................................     228     165     165
 Deferred..............................................      45      --      96
                                                        ------- ------- -------
                                                            273     165     261
                                                        ------- ------- -------
   NET EARNINGS........................................ $ 2,400 $ 2,878 $ 2,111
                                                        ======= ======= =======
Basic earnings per common share........................ $  0.91 $  1.08 $  0.75
                                                        ======= ======= =======
Diluted earnings per common share...................... $  0.91 $  1.08 $  0.75
                                                        ======= ======= =======

 The accompanying notes are an integral part of these consolidated statements.

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   NET
                                                                UNREALIZED
                                                                   GAIN
                                                                (LOSS) ON
                                                                SECURITIES  COMMON      TOTAL
                          PREFERRED COMMON  ADDITIONAL RETAINED AVAILABLE- STOCK IN SHAREHOLDERS'
                            STOCK   STOCK    CAPITAL   EARNINGS  FOR-SALE  TREASURY    EQUITY
                          --------- ------  ---------- -------- ---------- -------- -------------
Balance at January 1,
 1995...................    $827    $2,725    $5,479    $4,742    $(109)     $ (5)     $13,659
Purchase of treasury
 stock..................      --        --        --        --       --       (95)         (95)
Sale of treasury stock..      --        --        --        --       --       100          100
Dividends
  Preferred--$0.45 per
   share................      --        --        --       (74)      --        --          (74)
  Common--$0.19 per
   share................      --        --        --      (505)      --        --         (505)
Net change in unrealized
 gain (loss) on
 available-for-sale
 securities, net of tax
 of $67.................      --        --        --        --      130        --          130
Net earnings for the
 year...................      --        --        --     2,111       --        --        2,111
                            ----    ------    ------    ------    -----      ----      -------
Balance at December 31,
 1995...................     827     2,725     5,479     6,274       21        --       15,326
Purchase of treasury
 stock..................      --        --        --        --       --      (438)        (438)
Sale of treasury stock..      --        --        --        --       --       418          418
Redemption of common
 stock..................      --      (177)      (83)   (1,070)      --        --       (1,330)
Dividends
  Preferred--$0.45 per
   share................      --        --        --       (74)      --        --          (74)
  Common--$0.21 per
   share................      --        --        --      (528)      --        --         (528)
Net change in unrealized
 gain (loss) on
 available-for-sale
 securities, net of tax
 of $1..................      --        --        --        --       (2)       --           (2)
Net earnings for the
 year...................      --        --        --     2,878       --        --        2,878
                            ----    ------    ------    ------    -----      ----      -------
Balance at December 31,
 1996...................     827     2,548     5,396     7,480       19       (20)      16,250
Sale of treasury stock..      --        --        --        --       --        20           20
Dividends...............
  Preferred--$0.45 per
   share................      --        --        --       (74)      --        --          (74)
  Common--$0.22 per
   share................      --        --        --      (566)      --        --         (566)
Net change in unrealized
 gain (loss) on
 available-for-sale
 securities, net of tax
 of $114................      --        --        --        --      223        --          223
Net earnings for the
 year...................      --        --        --     2,400       --        --        2,400
                            ----    ------    ------    ------    -----      ----      -------
Balance at December 31,
 1997...................    $827    $2,548    $5,396    $9,240    $ 242      $ --      $18,253
                            ====    ======    ======    ======    =====      ====      =======

 The accompanying notes are an integral part of these consolidated statements.

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                      1997     1996     1995
                                                    --------  -------  -------
Cash flows from operating activities
 Net earnings...................................... $  2,400  $ 2,878  $ 2,111
 Adjustments to reconcile net earnings to net cash
  provided by operating activities
 Depreciation......................................      537      467      429
 Amortization of premiums, net of (accretion) of
  discounts on securities..........................       95       85       93
 Net realized gain on available-for-sale
  securities.......................................      (19)      (2)      --
 Provision for loan losses.........................      355      206      149
 Write-down of other real estate and repossessed
  assets...........................................      150      159      201
 Gain on sale of premises, equipment and other real
  estate...........................................      (11)     (47)     (71)
 (Decrease) increase in accrued interest receivable
  and other assets.................................     (623)     217     (700)
 Increase in accrued interest and other
  liabilities......................................      287      207      245
                                                    --------  -------  -------
   Net cash provided by operating activities.......    3,171    4,170    2,457
Cash flows from investing activities
 Purchases of held-to-maturity securities..........   (7,179)  (9,536)  (6,265)
 Proceeds from sales and maturities of available-
  for-sale securities..............................    1,630    5,108    3,906
 Purchases of available-for-sale securities........  (35,990)  (7,256)    (600)
 Proceeds from maturities and principal repayments
  of held-to-maturity securities...................   14,023   12,507    2,141
 Purchases of premises and equipment...............   (1,368)    (973)    (398)
 Proceeds from sale of premises, equipment and
  other real estate................................      296      329    1,085
 Net increase in loans.............................  (18,387) (13,161)  (3,213)
 Net decrease (increase) in federal funds sold.....   10,430   (7,560)  (1,190)
                                                    --------  -------  -------
   Net cash used by investing activities...........  (36,545) (20,542)  (4,534)
Cash flows from financing activities
 Repayment of borrowings...........................     (171)    (272)    (372)
 Change in deposits, net...........................   28,106   20,138    3,833
 Purchase of treasury stock........................       --     (438)     (95)
 Sale of treasury stock............................       20      418      100
 Redemption of common stock........................       --   (1,330)      --
 Dividends paid....................................     (640)    (602)    (579)
                                                    --------  -------  -------
   Net cash provided by financing activities.......   27,315   17,914    2,887
                                                    --------  -------  -------
   Net (decrease) increase in cash and cash equiva-
    lents..........................................   (6,059)   1,542      810
Cash and cash equivalents at beginning of year.....   15,809   14,267   13,457
                                                    --------  -------  -------
Cash and cash equivalents at end of year........... $  9,750  $15,809  $14,267
                                                    ========  =======  =======

 The accompanying notes are an integral part of these consolidated statements.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. The policies conform to generally accepted accounting principles and to general practices within the banking industry.

1. GENERAL

  The Company operates seven locations in Northeast Texas. The Company's main sources of income are derived from granting loans primarily in Northeast Texas and investing in United States Treasury and Agency securities. A variety of financial products and services are provided to individual and corporate customers. The primary deposit products are checking accounts, money market accounts, and certificates of deposit. The primary lending products are real estate, commercial, and consumer loans. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' abilities to honor contracts is dependent on the economy of the area.

2. PRINCIPLES OF CONSOLIDATION AND INVESTMENT IN SUBSIDIARIES

  The consolidated financial statements include the accounts of Guaranty Bancshares, Inc. (collectively referred to as the Company) and its wholly-owned subsidiary Guaranty Financial Corp., Inc. which wholly owns Guaranty Bank and one non-bank subsidiary Guaranty Company. Guaranty Bank has two non-bank subsidiaries, Guaranty Leasing Company and GB Com, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

3. CASH AND CASH EQUIVALENTS

  For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Total cash and cash equivalents." Cash and cash equivalents includes due from bank accounts, teller and vault cash.

4. SECURITIES

  The Company accounts for securities according to Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. At the date of purchase, the Company is required to classify debt and equity securities into one of three categories: held-to-maturity, trading, or available-for-sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the financial statements only if management has the positive intent and ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held-to-maturity or trading are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, in a separate component of shareholders' equity until realized.

  Gains and losses on the sale of securities are determined using the specific-identification method.

  Declines in the fair value of individual held-to-maturity and available-for-sale securities below their carrying value that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

5. LOANS

  Loans are reported at the principal amount outstanding, net of charge-offs, unearned discounts, purchase discounts and an allowance for loan losses. Unearned discounts on installment loans are recognized using a method which approximates a level yield over the term of the loans. Interest on other loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

  Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan costs is discontinued when a loan is placed on nonaccrual status.

  The Company applies SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118. Under SFAS 114, as amended, a loan is identified as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. All loans past due 90 days are placed on nonaccrual status unless the loan is both well-secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are not again placed on accrual status until payments are brought current and, in management's judgement, the loan will continue to pay as agreed.

6. ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is considered adequate to provide for losses based on past loan loss experience and management's evaluation of the loan portfolio under current economic conditions. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Recognized losses, net of recoveries, are charged to the allowance for loan losses. Additions to the allowance are included in the consolidated statements of earnings as provision for loan losses.

7. PREMISES AND EQUIPMENT

  Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets. Maintenance, repairs and minor improvements are charged to noninterest expense as incurred.

8. OTHER REAL ESTATE AND REPOSSESSED ASSETS

  Real estate properties acquired by foreclosure and repossessed assets are recorded at fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expenses. Repossessed assets are presented on the Balance Sheet as a component of other assets.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


9. INVESTMENT IN LEVERAGED LEASES

  The Company accounts for investment in leveraged leases according to SFAS No. 13, Accounting for Leases. Under SFAS 13, the Company records its investment in leveraged leases net of nonrecourse debt. The investment in leveraged leases less deferred taxes arising from differences between pretax accounting income and taxable income represents the lessor's net investment in leveraged leases for purposes of computing periodic net income from the leases. Net investment in leveraged leases is adjusted annually by the difference in net cash flow and the amount of income recognized. If at any time during the lease term the projected net cash receipts over the term of the lease are less than the initial investment, a loss is recognized for the deficiency. Estimated residual values and other important assumptions affecting total net income from the leases are reviewed annually. The net investment balance is adjusted considering all values and assumptions.

  During the initial years of the leases, the Company receives benefits for income tax purposes of deductions for depreciation on the equipment and interest on the debt that in the aggregate exceed the rental income from the related equipment.

  During the later years, rental income will exceed related deductions. Provision has been made for deferred income taxes that arise from these differences.

  The Company deducts, for tax purposes, rent payments paid to lessors under a master lease. A prior sale of user lease receivables created a difference between tax and book basis which will not reverse.

10. INCOME TAXES

  The Company files a consolidated Federal income tax return. By agreement with the Parent, subsidiaries record a provision or benefit for Federal income taxes on the same basis as if they filed a separate Federal income tax return. The asset and liability method of accounting is used for income taxes where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When management determines that it is more likely than not that a deferred tax asset will not be realized, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

11. EARNINGS PER SHARE

  Basic earnings per common share is calculated by dividing net income available for common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings available for common shareholders by the weighted average number of common and dilutive potential common shares. Stock options may be potential dilutive common shares and are therefore considered in the earnings per share calculation, if dilutive. The number of dilutive potential common shares is determined using the treasury stock method.

12. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

  In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


13. USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

  Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

  A majority of the loan portfolio consists of real estate loans. The ultimate collectibility of the loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

  While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the recognition of allowances for losses on loans and foreclosed real estate. Such agencies may require additions to the allowances based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change in the near term.

14. RECLASSIFICATIONS

  Certain reclassifications have been made to conform to the 1997 presentation.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


NOTE B--SECURITIES

  The securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values are as follows:

                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED  FAIR
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
AVAILABLE-FOR-SALE SECURITIES:
 December 31, 1997:
  U.S. Treasury securities.............  $12,178     $272       $--     $12,450
  U.S. Government agency securities....   16,174       94        --      16,268
  Mortgage-backed securities...........   13,196       --        --      13,196
  Equity securities....................      992       --        --         992
                                         -------     ----       ---     -------
                                         $42,540     $366       $--     $42,906
                                         =======     ====       ===     =======
 December 31, 1996:
  U.S. Treasury securities.............  $ 6,794     $ 27       $--     $ 6,821
  U.S. Government agency securities....      996        2        --         998
  Mortgage-backed securities...........       93       --        --          93
  Equity securities....................      393       --        --         393
                                         -------     ----       ---     -------
                                         $ 8,276     $ 29       $--     $ 8,305
                                         =======     ====       ===     =======
HELD-TO-MATURITY SECURITIES:
 December 31, 1997:
  U.S. Treasury securities.............  $ 2,194     $  8       $--     $ 2,202
  U.S. Government agency securities....    4,192      144        --       4,336
  Mortgage-backed securities...........    7,468       --        --       7,468
  Obligations of state and political
   subdivisions........................    1,379       96        --       1,475
                                         -------     ----       ---     -------
                                         $15,233     $248       $--     $15,481
                                         =======     ====       ===     =======
 December 31, 1996:
  U.S. Treasury securities.............  $ 7,584     $ 66       $--     $ 7,650
  U.S. Government agency securities....    7,884      113         5       7,992
  Mortgage-backed securities...........    5,561       --        --       5,561
  Obligations of state and political
   subdivisions........................    1,048       39        --       1,087
                                         -------     ----       ---     -------
                                         $22,077     $218       $ 5     $22,290
                                         =======     ====       ===     =======


  There were no gross realized losses on sales of available-for-sale securities for the years ended December 31, 1997, 1996, and 1995. Gross realized gains on sales of available-for-sale securities were $19, $2, and $0 for the years ended December 31, 1997, 1996, and 1995.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  The scheduled maturities of securities to be held-to-maturity and securities available-for-sale December 31, 1997 were as follows (in thousands):

                                             HELD-TO-MATURITY   AVAILABLE-FOR-
                                                SECURITIES      SALE SECURITIES
                                             ----------------- -----------------
                                             AMORTIZED  FAIR   AMORTIZED  FAIR
                                               COST     VALUE    COST     VALUE
                                             --------- ------- --------- -------
Due in one year or less.....................  $ 2,284  $ 2,291  $ 6,200  $ 6,210
Due from one year through five years........    2,659    2,684   10,034   10,171
Due from five years through ten years.......    4,228    4,291   19,399   19,605
Due after ten years.........................    6,062    6,215    5,915    5,928
Equity securities...........................       --       --      992      992
                                              -------  -------  -------  -------
                                              $15,233  $15,481  $42,540  $42,906
                                              =======  =======  =======  =======

  Mortgage-backed securities are presented based on contractual maturities. The actual average life of these securities may be different from the contractual maturity.

  Securities with a market value of approximately $26,835 and $26,257 at December 31, 1997, and 1996, were pledged to secure public deposits and for other purposes as required or permitted by law.

NOTE C--LOANS

  Major classifications of loans are as follows at December 31:

                                                                1997     1996
                                                              -------- --------
Commercial................................................... $ 36,598 $ 29,412
Agriculture..................................................    8,174    7,159
Real estate
  Construction...............................................    3,072    2,292
  1-4 family residential.....................................   41,398   36,967
  Farmland...................................................    6,492    6,685
  Non-residential and non-farmland...........................   42,363   36,460
  Other......................................................      360      535
Consumer.....................................................   20,120   20,925
                                                              -------- --------
                                                               158,577  140,435
Less:
  Unearned discounts.........................................    1,182    1,146
  Allowance for loan losses..................................    1,129    1,055
                                                              -------- --------
                                                              $156,266 $138,234
                                                              ======== ========

  Impaired loans were $298 and $722 at December 31, 1997 and 1996. The interest income associated with these impaired loans was insignificant and no valuation allowance for loan losses related to impaired loans has been established. There were no commitments to lend additional funds to borrowers whose loans were classified as impaired.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  Outstanding loans to directors and executive officers of the Bank and to their related business interests aggregated approximately $5,210 and $4,617 at December 31, 1997 and 1996. Following is an analysis of activity with respect to such amounts:

                                                                          1997
                                                                         ------
      Balance at January 1.............................................. $4,617
        New loans and advances..........................................  2,667
        Repayments...................................................... (2,074)
                                                                         ------
      Balance at December 31............................................ $5,210
                                                                         ======

NOTE D--ALLOWANCE FOR LOAN LOSSES

  Changes in the allowance for loan losses were as follows at December 31:

                                                          1997    1996    1995
                                                         ------  ------  ------
Balance at January 1.................................... $1,055  $1,005  $1,012
Provision...............................................    355     206     149
Charge-offs.............................................   (385)   (283)   (298)
Recoveries..............................................    104     127     142
                                                         ------  ------  ------
Balance at December 31.................................. $1,129  $1,055  $1,005
                                                         ======  ======  ======

NOTE E--PREMISES AND EQUIPMENT

  Premises and equipment are summarized as follows at December 31:

                                                                   1997   1996
                                                                  ------ ------
Land............................................................. $1,597 $  796
Building and improvements........................................  5,367  5,178
Furniture, fixtures and equipment................................  2,688  3,011
Automobiles......................................................    279    233
                                                                  ------ ------
                                                                   9,931  9,218
Less accumulated depreciation....................................  3,572  3,686
                                                                  ------ ------
                                                                  $6,359 $5,532
                                                                  ====== ======

NOTE F--INTEREST-BEARING DEPOSITS

  The types of accounts and their respective balances included in interest-bearing deposits are as follows at December 31:

                                                                1997     1996
                                                              -------- --------
NOW accounts................................................. $ 16,778 $ 18,379
Savings and money market accounts............................   40,293   37,022
Certificates of deposit......................................  119,595  101,384
                                                              -------- --------
                                                              $176,666 $156,785
                                                              ======== ========

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000 was approximately $42,996 and $40,362 at December 31, 1997 and 1996. At December 31, 1997, the scheduled maturities of certificates of deposit are as follows:

3 months or less...................................................... $ 28,084
Between 3 months and 6 months.........................................   24,246
Between 6 months and 1 year...........................................   60,895
Over 1 year...........................................................    6,370
                                                                       --------
                                                                       $119,595
                                                                       ========

  Deposits of executive officers, significant shareholders and directors were $2,290 and $2,212 (including time deposits of $1,725 and $1,411) at December 31, 1997 and 1996.

NOTE G--BORROWINGS

  During the year ended December 31, 1997, the Company retired the final installment of a note payable to Texas Independent Bank, Dallas, Texas. Company subsidiaries' stock securing the debt was released. As of December 31, 1996 the balance outstanding was $171. Interest expense was $6, $30 and $69 for the years ended December 31, 1997, 1996, and 1995, respectively.

NOTE H--PREFERRED AND COMMON STOCK

  The following summary of issued and outstanding shares of stock shows the effects of a seven for one common shares stock split, effective March 24, 1998.

                                     ISSUED AND
                                     OUTSTANDING  COMMON      COMMON
                                      PREFERRED    STOCK       STOCK    TREASURY
                                        STOCK     ISSUED    OUTSTANDING  STOCK
                                     ----------- ---------  ----------- --------
Balance at January 1, 1995..........   165,456   2,724,680   2,723,448   (1,232)
  Sale of treasury stock............        --          --       1,232    1,232
                                       -------   ---------   ---------   ------
Balance at December 31, 1995........   165,456   2,724,680   2,724,680       --
  Purchase of treasury stock........        --          --      (3,213)  (3,213)
  Redemption of common stock........        --    (176,400)   (176,400)      --
                                       -------   ---------   ---------   ------
Balance at December 31, 1996........   165,456   2,548,280   2,545,067   (3,213)
  Sale of treasury stock............        --          --       3,213    3,213
                                       -------   ---------   ---------   ------
Balance at December 31, 1997........   165,456   2,548,280   2,548,280       --
                                       =======   =========   =========   ======

  At December 31, 1997, 1996 and 1995, the Company had 3,000,000 authorized shares of preferred stock of $5 par value. Effective March 24, 1998 a resolution was passed authorizing a total of 15,000,000 shares of preferred stock of $5 par value.

  The preferred stock pays dividends semi-annually. The preferred stock is not cumulative or participating, has no voting rights and is not convertible. Preferred stock has liquidation preferences over common stock of the Company. Dividends on common stock of the Company may not be declared or paid unless dividends for the same period on preferred stock have been paid or declared.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  At December 31, 1997, 1996 and 1995, the Company had 1,000,000 authorized shares of common stock of $1 par value. Effective March 24, 1998 a resolution was passed authorizing a total of 50,000,000 shares of common stock of $1 par value.

NOTE I--INCOME TAXES

  Federal income tax currently (payable) receivable, deferred tax asset and deferred tax liability, included in other assets and other liabilities, respectively, are as follows at December 31:

                                                          1997    1996    1995
                                                         ------  ------  ------
Current................................................. $  (89) $    9  $  (41)
Deferred tax asset......................................    256     340     444
Deferred tax liability.................................. (1,574) (1,499) (1,604)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are presented below:

                                                       1997     1996     1995
                                                      -------  -------  -------
Deferred tax assets:
  Allowance for loan losses.......................... $    74  $    67  $    97
  Tax credits........................................      24      133      263
  Difference in basis of other real estate...........     113       77       84
  Other..............................................      45       63       --
                                                      -------  -------  -------
                                                         $256  $   340  $   444
                                                      =======  =======  =======
Deferred tax liabilities:
  Unrealized gain on available-for-sale securities... $  (124) $   (10) $   (11)
  Depreciation.......................................    (546)    (446)    (384)
  Leasing transactions...............................    (644)    (799)    (830)
  Deferred loan costs, net...........................    (260)    (244)    (268)
  Other..............................................      --       --     (111)
                                                      -------  -------  -------
                                                      $(1,574) $(1,499) $(1,604)
                                                      =======  =======  =======

  The reconciliation between the Company's effective income tax rate and the statutory federal income tax rate as of December 31 is as follows:

                                                          1997    1996    1995
                                                         ------  ------  ------
Statutory federal income tax rate.......................  34.00%  34.00%  34.00%
Effect of utilization of graduated tax rates............  (0.44)  (0.39)  (0.50)
Tax exempt income.......................................  (0.90)  (0.66)  (1.90)
Effect of utilization of tax credits....................  (0.90)  (4.37)  (5.49)
Recognition of benefit on leveraged leases.............. (19.93) (20.25) (21.83)
Life insurance proceeds.................................     --   (9.17)     --
Other, net..............................................  (1.62)   6.26    6.72
                                                         ------  ------  ------
Effective income tax rate...............................  10.21%   5.42%  11.00%
                                                         ======  ======  ======

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

NOTE J--COMMITMENTS AND CONTINGENCIES

  In the normal course of business, the Company enters into various transactions which, in accordance with generally accepted accounting principles, are not included in the consolidated balance sheets. These transactions are referred to as "off-balance sheet commitments". The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and letters of credit which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

  The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for credit losses.

  Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company's policies generally require that letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

  Outstanding commitments and letters of credit at December 31 are approximately as follows:

                                                                   CONTRACT OR
                                                                    NOTIONAL
                                                                     AMOUNT
                                                                  -------------
                                                                   1997   1996
                                                                  ------ ------
Commitments to extend credit..................................... $7,977 $8,623
Letters of credit................................................    202    153
Credit card arrangements.........................................     --  2,364

  Guaranty Leasing Company, a non-bank subsidiary of the Bank, is a partner in various equipment leasing transactions involving leveraged leases. The transactions were structured as "wrap leases" under which the partnerships are the lessees with respect to the owners of the equipment and are the sublessors under the sublease with the users.

  The following is a schedule by years of future gross minimum rental payments, without respect to related offsetting note receivable payments due the partnerships, under the leases as of December 31, 1997:

            DECEMBER 31,
            ------------
             1998............................................ $2,360
             1999............................................  2,322
             2000............................................  2,291
             2001............................................  1,407
             2002............................................     --
                                                              ------
             Total........................................... $8,380
                                                              ======

  The Company is involved in certain claims and lawsuits occurring in the normal course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions would have a material impact on the financial statements of the Company.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  The Company maintains an Employee Stock Ownership Plan containing Section 401(k) provisions covering substantially all employees. The plan provides for a matching contribution of up to 4% of qualified compensation. Total contributions accrued or paid for December 31, 1997, 1996 and 1995 were approximately $234, $232 and $221.

  The Company established a non-qualified, non-contributory "Supplemental Retirement Plan" in 1992. The plan covers an executive officer, who retired from the Bank in 1996, to provide benefits equal to amounts payable under the Company's retirement plan and certain social security benefits to aggregate a predetermined percentage of the final five year average salary. The plan is non-funded. Amounts accrued or paid for the period ended December 31, 1997, 1996 and 1995 were approximately $20, $52 and $55.

  The Company has a cash incentive plan which provides guidelines whereby key employees can earn bonus compensation based on the profitability of the Company. The bonus amounts are determined based on achievement by the Company on certain percentages of return on equity targets. This plan is approved and adopted annually by the Board of Directors of the Company at the first board meeting of the year. Total expenses under this plan for the years ended December 31, 1997, 1996, and 1995 were $306, $261, and $280.

NOTE K--REGULATORY MATTERS

  The Company and the Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weighting, and other factors.

  Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


  The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Company's and the Bank's actual capital amounts and ratios are also presented in the table. (See Note L.)

                                                                   TO BE WELL
                                                                  CAPITALIZED
                                                                  UNDER PROMPT
                                                   FOR CAPITAL     CORRECTIVE
                                                     ADEQUACY        ACTION
                                       ACTUAL        PURPOSES      PROVISIONS
                                    ------------  -------------- --------------
                                    AMOUNT RATIO  AMOUNTM RATIOM AMOUNTM RATIOM
                                    ------ -----  ------- ------ ------- ------
As of December 31, 1997
 Total Capital (to Risk Weighted
  Assets):
  Guaranty Bancshares, Inc......... 19,137 11.86% 12,905   8.00%    N/A    N/A
  Guaranty Bank.................... 18,435 11.75% 12,551   8.00% 15,688  10.00%
 Tier 1 Capital (to Risk Weighted
  Assets):
  Guaranty Bancshares, Inc......... 18,008 11.16%  6,453   4.00%    N/A    N/A
  Guaranty Bank.................... 17,306 11.03%  6,275   4.00%  9,413   6.00%
 Tier 1 Capital (to Average
  Assets):
  Guaranty Bancshares, Inc......... 18,008  7.87%  6,863   3.00%    N/A    N/A
  Guaranty Bank.................... 17,306  7.60%  6,830   3.00% 11,384   5.00%
As of December 31, 1996
 Total Capital (to Risk Weighted
  Assets):
  Guaranty Bancshares, Inc......... 17,033 11.80% 11,546   8.00%    N/A    N/A
  Guaranty Bank.................... 14,787 11.66% 10,150   8.00% 12,687  10.00%
  Talco State Bank.................  1,632 14.48%    902   8.00%  1,127  10.00%
 Tier 1 Capital (to Risk Weighted
  Assets):
  Guaranty Bancshares, Inc......... 15,978 11.07%  5,773   4.00%    N/A    N/A
  Guaranty Bank.................... 13,911 10.96%  5,075   4.00%  7,612   6.00%
  Talco State Bank.................  1,453 12.89%    451   4.00%    676   6.00%
 Tier 1 Capital (to Average
  Assets):
  Guaranty Bancshares, Inc......... 15,978  7.87%  6,092   3.00%    N/A    N/A
  Guaranty Bank.................... 13,911  7.57%  5,511   3.00%  9,185   5.00%
  Talco State Bank.................  1,453  7.90%    552   3.00%    920   5.00%

NOTE L--MERGER

  Effective January 1, 1997, former bank subsidiary Talco State Bank, merged with Guaranty Bank under the Articles of Merger as filed with the Texas Department of Banking. As a result of that merger, the Articles of Association of Guaranty Bank were amended and restated and the common shares of Talco State Bank were canceled. This merger had no effect on the consolidated financial statements of the Company.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


NOTE M--SUPPLEMENTAL STATEMENT OF CASH FLOW INFORMATION

  The following is supplemental information with respect to the December 31 Consolidated Statements of Cash Flows:

                                                            1997   1996   1995
                                                           ------ ------ ------
CASH PAID FOR:
  Interest................................................ $8,030 $6,864 $6,267
  Income taxes............................................    130    215     50
NON-CASH ACTIVITY:
  Loans transferred to other real estate or repossessed
   assets.................................................    206    270    958

NOTE N--FAIR VALUES OF FINANCIAL INSTRUMENTS

  The fair values of financial instruments are based on management's estimates and do not purport to represent the aggregate net fair value of the Company. Further, the fair value estimates are based on various assumptions, methodologies and subjective considerations, which vary widely among different financial institutions and which are subject to change.

  The following methods and assumptions were used by the Company in estimating financial instrument fair values:

  . CASH AND CASH EQUIVALENTS AND FEDERAL FUNDS SOLD

  The balance sheet carrying amount approximates fair value.

  . SECURITIES TO BE HELD-TO-MATURITY AND SECURITIES AVAILABLE-FOR-SALE

  Fair values for investment securities are based on quoted market prices or quotations received from securities dealers. If quoted market prices are not available, fair value estimates may be based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

  . LOANS

  Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate and consumer loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. The fair value of nonperforming loans is estimated at the value of the underlying collateral.

  . DEPOSITS

  The fair value of demand deposits, such as non-interest bearing demand deposits and interest-bearing transaction accounts such as savings, NOW and money market accounts are equal to the amount payable on demand as of December 31, 1997 and 1996 (i.e. their carrying amounts).

  The fair value of demand deposits is defined as the amount payable, and prohibits adjustment for any value derived from the expected retention of such deposits for a period of time. That value, commonly referred to as the core deposit base intangible, is neither included in the following fair value amounts nor recorded as an intangible asset in the balance sheet.

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


  The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate used represents rates currently offered for deposits of similar remaining maturities.

  . BORROWINGS

  The fair value of borrowings is estimated by discounting the contractual cash flows using the current interest rate at which similar borrowing for the same remaining maturities could be made.

  . OFF-BALANCE SHEET INSTRUMENTS

  Estimated fair values for the Company's off-balance sheet instruments are based on fees, net of related expenses, currently charged to enter into similar agreements, considering the remaining terms of the agreements and the counterparties' credit standing.

  The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1997 and 1996. The fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

                                                  1997              1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
Financial assets:
  Cash and cash equivalents................ $  9,750 $  9,750 $ 15,809 $ 15,809
  Federal funds sold.......................    7,720    7,720   18,150   18,150
  Securities
    Available-for-sale.....................   42,906   42,906    8,305    8,305
    Held-to-maturity.......................   15,233   15,481   22,077   22,290
  Loans, net...............................  156,266  155,729  138,234  137,710
Financial liabilities:
  Deposits
    Noninterest-bearing.................... $ 46,295 $ 46,295 $ 38,070 $ 38,070
    Interest-bearing transaction and money
     market accounts.......................   57,070   57,070   55,401   55,401
    Certificates of deposit................  119,596  120,039  101,384  101,083
  Borrowings...............................       --       --      171      171

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)


NOTE O--EARNINGS PER SHARE

  The following data show the amounts used in computing earnings per share
(EPS) and the weighted average number of shares of dilutive potential common stock. Computations reflect the effects of a seven for one common shares stock split, effective March 24, 1998.

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1997   1996   1995
                                                           ------ ------ ------
Net earnings.............................................. $2,400 $2,878 $2,111
Less: dividends on preferred stock........................     74     74     74
                                                           ------ ------ ------
Net earnings available to common shareholders used in ba-
 sic and diluted EPS...................................... $2,326 $2,804 $2,037
                                                           ====== ====== ======
Weighted average common shares in basic EPS...............  2,547  2,592  2,724
Effect of dilutive securities.............................     --     --     --
                                                           ------ ------ ------
Weighted average common and potential dilutive common
 shares used in dilutive EPS..............................  2,547  2,592  2,724
                                                           ====== ====== ======

NOTE P--NEW PRONOUNCEMENT

  The FASB has issued Financial Accounting Standards No. 130, Reporting Comprehensive Income, which is effective for fiscal years beginning after December 15, 1997. The new standard requires an entity to report and display comprehensive income and its components. Comprehensive income will include net income plus net unrealized gain or loss on securities.

NOTE Q--SUBSEQUENT EVENTS

  Effective March 24, 1998 the Company approved a seven for one common shares stock split. The effects of such split have been incorporated into the consolidated financial statements and notes thereto as if the split had been effective January 1, 1995.

  The Company on March 24, 1998 adopted a Stock Incentive Plan (the "1998 Stock Incentive Plan") which is intended to provide employees with an opportunity to acquire a proprietary interest in the Company and provide additional incentive opportunities based on the growth of the Company. The 1998 Stock Incentive Plan provides that a committee of the Board of Directors (the "Compensation Committee") shall have the right to grant incentive stock options, non-qualified stock options, restricted stock awards, stock appreciation rights, performance awards, phantom stock awards and any combination thereof. The aggregate number of shares that may be issued under this plan is limited to 1,000,000 shares. The Plan has not been implemented, and, no stock options have been awarded to any employee of the Company.

  If approved by the Compensation Committee, incentive stock options may be granted under terms and conditions they approve, provided, however, that the term of any incentive stock option cannot exceed ten years, and no option may be exercised earlier than six months from the date of the grant. The exercise price is determined by the Compensation Committee, provided that the exercise price cannot be less than the fair market value on the date the option is granted, subject to adjustments. Restricted stock awards may allow an employee to receive stock without cash payment, under terms approved by the Compensation Committee, provided, that such awards are subject to restrictions regarding disposition and subject to forfeiture as the Compensation Committee may approve. The restrictions may be based on items such as earnings of the Company, revenue of

                  GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1997, 1996 AND 1995
                            (DOLLARS IN THOUSANDS)

the Company, return on shareholders' equity achieved by the Company, or other factors. A stock appreciation right permits the holder to receive an amount in cash or stock or combination thereof equal to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of the stock on the exercise date over the stock appreciation right exercise price. No stock appreciation right may be exercised earlier than six months from the date of the grant. Phantom stock awards may also be paid in cash, stock, or any combination thereof, determined by the Compensation Committee. The grant of such awards may be contingent upon the achievement by the Company or a department thereof, of performance goals established by the Company. The awards may terminate if the grantee's employment with the Company is terminated. Such awards may vest as determined by the Compensation Committee. As mentioned above, the Compensation Committee has awarded no such options or rights to any employee.

NOTE R--PARENT-ONLY FINANCIAL STATEMENTS

                           GUARANTY BANCSHARES, INC.
                                 (PARENT ONLY)

                                BALANCE SHEETS
                                 DECEMBER 31,

                            ASSETS                              1997    1996
                            ------                             ------- -------
Cash and cash equivalents..................................... $   165 $   223
Investment in subsidiaries....................................  17,556  15,641
Investments, insurance........................................     631     541
Premises and equipment, net...................................      22      36
Other assets..................................................       2       9
                                                               ------- -------
                                                               $18,376 $16,450
                                                               ======= =======
             LIABILITIES AND SHAREHOLDERS' EQUITY
             ------------------------------------
Borrowings.................................................... $    -- $   171
Other liabilities.............................................     123      29
                                                               ------- -------
    Total liabilities.........................................     123     200
Commitments and contingencies.................................      --      --
  Preferred stock.............................................     827     827
  Common stock................................................   2,548   2,548
  Additional capital..........................................   5,396   5,396
  Retained earnings...........................................   9,240   7,480
  Net unrealized appreciation on available-for-sale
   securities,
   net of tax of $124 and $10.................................     242      19
                                                               ------- -------
                                                                18,253  16,270
  Less common stock in treasury--at cost......................      --     (20)
                                                               ------- -------
                                                                18,253  16,250
                                                               ------- -------
                                                               $18,376 $16,450
                                                               ======= =======

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                           GUARANTY BANCSHARES, INC.
                                 (PARENT ONLY)

                             STATEMENTS OF EARNINGS
                            YEAR ENDED DECEMBER 31,

                                                         1997    1996    1995
                                                        ------  ------  ------
Interest income
  Interest bearing deposits............................ $   --  $    6  $   --
Life insurance proceeds gain...........................     --     822      --
Other income...........................................      2      --       2
                                                        ------  ------  ------
                                                             2     828       2
Costs and expenses
  General and administrative...........................    321     388     445
Income taxes
  Current..............................................    (77)   (123)   (122)
  Deferred.............................................     --      --      --
                                                        ------  ------  ------
(Loss) earnings before equity in net earnings of sub-
 sidiaries.............................................   (242)    563    (321)
Equity in net earnings of subsidiaries.................  2,642   2,315   2,432
                                                        ------  ------  ------
NET EARNINGS........................................... $2,400  $2,878  $2,111
                                                        ======  ======  ======

                   GUARANTY BANCSHARES, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1997, 1996 AND 1995
                             (DOLLARS IN THOUSANDS)

                           GUARANTY BANCSHARES, INC.
                                 (PARENT ONLY)

                            STATEMENTS OF CASH FLOWS
                            YEAR ENDED DECEMBER 31,

                                                         1997    1996    1995
                                                        ------  ------  ------
Cash flows from operating activities
Net earnings........................................... $2,400  $2,878  $2,111
 Adjustments to reconcile net earnings to net cash used
  in operating activities
 Earnings of subsidiaries.............................. (2,642) (2,315) (2,432)
 Depreciation..........................................     14       5      10
 Amortization..........................................     --       1      16
 Life insurance proceeds gain..........................     --    (822)     --
 Increase in other assets..............................    (83)    (11)   (378)
 Increase (decrease) in other liabilities..............     94     (80)    131
                                                        ------  ------  ------
   Net cash used in operating activities...............   (217)   (344)   (542)
Cash flows from investing activities
 Dividends from subsidiaries...........................    950   1,425   1,325
 Life insurance proceeds...............................     --   1,318      --
 Purchases of premises and equipment...................     --     (40)     --
                                                        ------  ------  ------
   Net cash provided by investing activities...........    950   2,703   1,325
Cash flows from financing activities
 Repayment of borrowings...............................   (171)   (272)   (372)
 Purchase of treasury stock............................     --    (438)    (95)
 Sale of treasury stock................................     20     418     100
 Redemption of common stock............................     --  (1,330)     --
 Dividends paid........................................   (640)   (602)   (579)
                                                        ------  ------  ------
   Net cash used in financing activities...............   (791) (2,224)   (946)
                                                        ------  ------  ------
Net (decrease) increase in cash and cash equivalents...    (58)    135    (163)
Cash and cash equivalents at beginning of year.........    223      88     251
                                                        ------  ------  ------
Cash and cash equivalents at end of year............... $  165  $  223  $   88
                                                        ======  ======  ======

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION OR OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAIN HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Summary Consolidated Financial Data.......................................    6
Recent Unaudited Selected Consolidated Financial Data.....................    8
Risk Factors..............................................................   10
The Company...............................................................   15
Use of Proceeds...........................................................   18
Dividend Policy...........................................................   19
Dilution..................................................................   19
Capitalization............................................................   20
Nature of the Trading Market and Market Prices............................   21
Selected Consolidated Financial Data......................................   22
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   24
Management................................................................   44
Principal Shareholders....................................................   48
Supervision and Regulation................................................   49
Description of Securities of the Company..................................   56
Underwriting..............................................................   60
Legal Matters.............................................................   61
Experts...................................................................   61
Available Information.....................................................   61
Index to Financial Statements.............................................  F-1

                                ---------------

  UNTIL     (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING
TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 350,000 SHARES


                  [LOGO OF GUARANTY BANCSHARES APPEARS HERE]

                           GUARANTY BANCSHARES, INC.

                                  COMMON STOCK

                                 ------------

                                   PROSPECTUS

                                 ------------

                                HOEFER & ARNETT
                                  INCORPORATED

                                        , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated fees and expenses incurred by the Registrant in connection with this Offering are as follows:

Securities and Exchange Commission registration fee...................  $  1,617
National Association of Securities Dealers, Inc. filing fee...........  $  5,000
Printing and engraving expenses.......................................  $ 25,000
Legal fees and expenses of counsel for the Registrant.................  $100,000
Accounting fees and expenses..........................................  $ 35,000
Blue sky filing fees and expenses (including legal fees and expenses).  $  5,000
Transfer Agent fees...................................................  $  1,000
Miscellaneous.........................................................  $ 77,383
                                                                        --------
Total.................................................................  $250,000
                                                                        ========

--------
* To be supplied by Amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant's Articles of Incorporation and Bylaws require the Registrant to indemnify officers and directors of the Registrant to the fullest extent permitted by Article 2.02-1 of the Business Corporation Act of the State of Texas (the "TBCA"). The Articles of Incorporation and Bylaws of the Registrant are filed as Exhibit 3.1 and 3.2 to the Registration Statement. Generally,
Article 2.02-1 of the TBCA permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (i) conducted himself in good faith, (ii) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interests, and/or (b) in other cases, that his conduct was at least not opposed to the corporation's best interests, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successfully in defending on the merits.

  The Registrant's Articles of Incorporation provide that a director of the Registrant will not be liable to the corporation for monetary damages for an act or omission in the director's capacity as a director, except to the extent not permitted by law. Texas law does not permit exculpation of liability in the case of (i) a breach of the director's duty of loyalty to the corporation or its shareholders, (ii) an act or omission not in good faith that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of the director is expressly provided by statute, or (v) an act related to an unlawful stock repurchase or dividend.

  Pursuant to the Underwriting Agreement, a form of which is filed as Exhibit
1.1 to this Registration Statement, the Underwriter has agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with this Offering, including certain liabilities under the Securities Act.

  The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or changes made against them while acting in their capabilities as directors or officers of Registrant, whether or not Registrant would have the power to indemnify such person against such liability, as permitted by law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  The following documents are filed as exhibits to this Registration
Statement:

 EXHIBIT
 NUMBER                            DESCRIPTION OF EXHIBIT
 -------     ------------------------------------------------------------------
  *1      -- Form of Underwriting Agreement by and between the Underwriter and the Company.
  *3.1    -- Amended Articles of Incorporation of the Company.
  *3.2    -- Amended and Restated Bylaws of the Company.
  *4      -- Form of Certificate representing shares of Common Stock.
  *5      -- Opinion of Bracewell & Patterson, L.L.P. as to the legality of the securities being registered.
 *10.1    -- Guaranty Bancshares, Inc. 1998 Stock Incentive Plan
 *21      -- Subsidiaries of the Registrant
  23.1    -- Consent of Arnold, Walker, Arnold & Co., P.C.
 *23.2    -- Consent of Bracewell & Patterson, L.L.P. (included in the opinion to be filed as Exhibit 5 to this Registration Statement).
 *27      -- Financial Data Schedule

--------
* Previously filed.

  (B) FINANCIAL STATEMENT SCHEDULES

  None

  All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officer and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497)(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, Guaranty Bancshares, Inc., has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mount Pleasant and State of Texas on May 11, 1998.

                                          GUARANTY BANCSHARES, INC.

                                              /s/ Arthur B. Scharlach, Jr.
                                          By:__________________________________
                                                Arthur B. Scharlach, Jr.
                                                    President

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement or amendment thereto has been signed by the following persons in the indicated capacities on May 11, 1998.


              SIGNATURE                      TITLE

   /s/     Bill G. Jones             Chairman of the Board
-----------------------------------
           Bill G. Jones

   /s/   Clifton A. Payne            Treasurer (principal
                                      financial officer
-----------------------------------   and principal
         Clifton A. Payne             accounting officer)
                                      and Director

   /s/ Arthur B. Scharlach, Jr.      President (principal
-----------------------------------   executive officer) and
     Arthur B. Scharlach, Jr.         Director

   /s/    John A. Conroy             Director
-----------------------------------
          John A. Conroy

   /s/     Jonice Crane              Director
-----------------------------------
           Jonice Crane

   /s/   C. A. Hinton, Sr.           Director
-----------------------------------
         C. A. Hinton, Sr.

   /s/   Russell L. Jones            Director
-----------------------------------
         Russell L. Jones

   /s/     Weldon Miller             Director
-----------------------------------
           Weldon Miller

   /s/   D. R. Zachry, Jr.           Director
-----------------------------------
         D. R. Zachry, Jr.